SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND YEAR MONTHS ENDED 31 DECEMBER 2001,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

Another solid quarter, completes a good year
Group results for the quarter
•
Headline earnings (before unrealised hedging
activities) up 16% to $88 million or in rand terms up by
45% to R924 million
•
Total cash costs down from $176/oz to $159/oz
•
Operating profit up 13% to $153 million (or 43% to
R1,621 million)
•
Bid for Normandy Mining Limited unsuccessful but
value-adding growth strategy continues
... and for the year
•
Headline earnings (before unrealised hedging
activities) increased 13% to $286 million (or 43% to
R2,536 million) despite gold production reducing 4%,
largely due to sale of Elandsrand and Deelkraal
•
Total cash costs down 16% to $178/oz
•
Operating profit up 12% to $522 million (or 41% to
R4,617 million)
•
Africa region increased production by 137%
•
Final dividend of R11.00 per share ($0.48 per ADS),
giving an annualised yield of 4.7% at R468 per share
($20.36 per ADS)
Regional operating results for the quarter
SOUTH AFRICA
•
Operating profit up 50% to R1,074 million
($101 million)
•
Total cash costs steady in local currency terms at
R49,757 and down 16% in dollars to $154/oz
•
Disappointing safety performance
•
Announcement of the sale of Free State assets to
Harmony and ARM joint venture
AFRICA
•
Record 233,000 attributable ounces production  up
2% on previous quarter
•
Operating profit up 14% to $25 million
•
Total cash costs up 5% to $138/oz
NORTH AMERICA
•
Operating difficulties experienced during the quarter
•
Operating profit down to $1 million
•
Gold production down 21% to 106,000 ounces
•
Total cash costs up 18% to $235/oz
SOUTH AMERICA
•
Gold production up 4% to 116,000 ounces
•
Operating profit up 13% to $18 million
•
Total cash costs down 4% to $123/oz
AUSTRALIA
•
Production down 7% on previous quarter due to mine
closures
•
Total cash costs down 7% to $183/oz (A$357/oz)
•
Operating profit up 14% to $8 million (A$16 million)
•
Boddington ceased production during the quarter
•
Sunrise Dam expansion complete with first additional
ounces mined during the quarter
Quarter
 ended
Dec
2001
Quarter
 ended
Sept
2001
Year
 ended
Dec
2001
Year
 ended
Dec
2000
Quarter
 ended
Dec
2001
Quarter
 ended
Sept
2001
Year
 ended
Dec
2001
Year
 ended
Dec
2000
Rand/Metric
Dollar/Imperial
Gold
     Produced
- kg/oz 000
53,471
55,440
217,203
225,295
1,719
1,782
6,983
7,243
     Revenue
- R/kg/$/oz sold
92,544
77,635
79,384
67,158
280
288
286
308
     Total cash costs
- R/kg/$/oz produced
51,710
47,687
48,828
46,404
159
176
178
213
     Total production costs
- R/kg/$/oz produced
62,995
57,046
58,579
53,334
193
211
213
245
Operating profit
- R/$ million
1,621
1,136
4,617
3,273
153
135
522
468
Net profit
- R/$ million
895
439
2,180
1,116
86
53
245
166
Headline earnings
- R/$ million
971
491
2,476
1,773
94
59
281
254
Headline earnings before unrealised
  hedging activities
- R/$ million
924
637
2,536
1,773
88
76
286
254
Capital expenditure
- R/$ million
815
631
2,567
2,063
82
75
298
304
Net earnings (basic)
- cents per share
835
410
2,035
1,043
80
50
229
155
Headline earnings
- cents per share
906
459
2,311
1,658
88
55
262
237
Headline earnings before unrealised
  hedging activities
- cents per share
862
595
2,367
1,658
82
71
267
237
Dividends
- cents per share
1,800
1,400
181
190
REPORT
FOR THE QUARTER AND YEAR ENDED
31 DECEMBER 2001
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.  Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Throughout this document, $ refers to US dollars, unless otherwise stated.
Published by AngloGold
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder,
The December quarter was notable for continued sound
performances from most of AngloGold's operations, the
sudden and significant devaluation of the rand, and the
bid for Normandy.
The fourth quarter of 2001
In operating terms, AngloGold's fourth quarter for 2001
was pleasing overall.  While production fell 4% to
1.72 million ounces, largely as a result of a disappointing
performance from the North American operations and
lower grades and mining volumes from two of the South
African region's largest producers, costs were well
contained in local currency terms.  However, with the
20% devaluation of the rand over the quarter, dollar-
denominated total cash costs were dramatically reduced
by $17 per ounce to $159 per ounce.
In financial terms, the combination of rigorous cost
controls and the lower rand value contributed to a 13%
improvement in operating profit to $153 million and a
16% increase in headline earnings, before unrealised
hedging activities, to $88 million. This good performance
has yielded returns on net capital employed and
shareholders' equity for the quarter of 16% and 20%
respectively, putting the company well on track to meet
its own ambitious returns and targets.
AngloGold has sold forward part of its South African
production in rand denominated contracts for many
years now.  The company certainly did not anticipate the
very sharp drop in the rand value against the dollar, and
other hard currencies, which occurred during this
quarter.  Clearly the extent of these rand-priced
contracts has limited the extent of the benefit derived by
AngloGold from the significantly lower rand/dollar
exchange rate. The dislocation of the rand during this
quarter required active management of the portion of the
hedge book priced in rands, delivering into contracts and
restructuring the hedge.  This has left the book
substantially less exposed to further declines in the local
currency and, going forward, management intends to
continue to reduce the rand component of its forward
contracts.  Additionally, we have also continued to
reduce our overall hedge position during this quarter; the
cumulative reduction over the past 12 months has been
some 3.5 million ounces.
The year ended 31 December 2001
Turning to AngloGold's performance during the year
ended 31 December 2001, gold production declined by
4% as a result of the sale of the Elandsrand and
Deelkraal mines.  Improvements in cost control and
productivity and the devaluation of the rand led to a 16%
improvement in total cash costs from $213 per ounce to
$178 per ounce, lifting operating profit by 12% to
$522 million.
AngloGold is declaring a final dividend for the half-year
of R11.00 per share, which, in dollar terms, is equal to
48 US cents per ADS, using an illustrative exchange
rate of R11.495 to the dollar -- the rate on 30 January
2002, and represents an annualised dividend yield of
4.7% calculated on a share price of R468 per share (or
$20.36 per ADS), the closing JSE price on 30 January
2002.  This announcement is consistent with
AngloGold's established practice of paying most of the
company's earnings back to shareholders, after allowing
for organic growth.
Normandy
We were, of course, disappointed to have lost in our bid
for Normandy but we are confident that, given the level
of the offer price, the decision to withdraw from the
transaction was made on sound business logic. On
21 January we sold our 7.1% interest in Normandy for
$159 million and intend to use the proceeds to repay
debt, thereby strengthening our balance sheet. The
company's value-adding growth strategy remains a core
focus going forward and we will continue to look for
additional opportunities to grow our business, through
organic growth, focused exploration and a disciplined
approach to opportunistic asset purchases as well as
through value-driven corporate mergers and
acquisitions.
Sale of the Free State assets  South Africa
The announcement of the sale of the Free State assets
during the quarter was driven by the need to consolidate
the central Free State gold mines under common
ownership and management, which has now been
largely achieved.  This common ownership and
management allows these assets optimal future life, to
the benefit of all Free State gold stakeholders.   For
AngloGold it creates a South African asset base which is
low cost, high margin and long life.  Indeed, our
remaining South African assets, with the exception of
the end of life operations Savuka and Ergo are now all
world-class.
Outlook for 2002
Following the disposal of its operations in the South
African Free State and the closure of end-of-life assets,
AngloGold expects annual gold production for 2002 to
reduce to 5.8 million ounces, at a cash cost of $154 per
ounce.  Capital expenditure for the year 2002 is
expected to be $268 million.
RUSSELL EDEY
Deputy Chairman
30 January 2002
LETTER FROM THE CHAIRMAN AND
DEPUTY CHAIRMAN
BOBBY GODSELL
Chairman and Chief
Executive Officer

OVERVIEW
The quarter
AngloGold reports the fourth satisfactory quarter in
succession, with headline earnings (before
unrealised hedging activities) increasing by 16% to
$88 million (or 45% to R924 million).  This quarter
saw stable production and lower unit costs, further
assisted by the devaluation of the rand.  Gold
production, although 4% down on the previous
quarter at 1.72 million ounces, was better than
planned and total cash costs were well controlled,
falling 10% from $176 per ounce to $159 per ounce.
In South Africa, Great Noligwa and Kopanang had
production levels below an exceptional third quarter
due to lower mining volumes and grades.  The North
American mines continue to have operating
difficulties and in Australia, the Boddington and
Tanami operations closed earlier than anticipated.
In South Africa, costs were held steady in local
currency terms, quarter-on-quarter, despite a
reduction in gold produced.  Operating profit
increased by 13% ($18 million) to $153 million (or
43% to R1,621 million).  Return on net capital
employed and return on shareholders' equity
increased accordingly, to 16% and 20%
respectively.
The year
For the year ended 31
December 2001, gold
production declined by 4% as a result of the sale of
the Elandsrand and Deelkraal mines.  This was
partially offset by a 137% increase in production
from the Africa region, with the full inclusion of Geita
and Morila.  Improvements in cost control and
productivity assisted by the devaluation of the rand,
resulted in total cash costs improving by 16%, from
$213 per ounce to $178 per ounce, lifting operating
profit by 12% to $522 million (or 41% to R4,617
million).  Headline earnings (before unrealised
hedging activities) increased by 13% to R286 million
(or 43% to R2,536 million).
SOUTH AFRICA
Overall performance
This was another good quarter for South Africa with
production and productivity only showing a marginal
decline compared with the previous excellent
quarter.
The impact of the 16% increase in the price
received is reflected in the 50% or R359 million
($16 million) improvement in operating profit to
R1,074 million ($101 million).
Management's commitment to containing operating
costs is once again evident in the total cash costs,
which were held steady at R49,757 per kilogram.
(down 16% in dollar terms to $154 per ounce).
Productivity indices, expressed in grams per
employee as well as square metres per employee,
both showed slight deteriorations of 1% and 3%
respectively over the previous quarter despite the
2% reduction in the number of employees.
Tragically, during the month of December, ten
employees lost their lives in six mine accidents,
taking the total number of fatalities for the quarter to
14.  The number of fatal incidents recorded for the
year decreased from 49 in 2000 to 43 in 2001.
The effects of seismicity remain a major threat
facing the region in respect of safety. A research
and development project entitled Hazmap has been
initiated, which will use a multi-dimensional
modelling approach to improve the ability to forecast
where underground teams may be exposed to
undue risk.  ISS International, an AngloGold
subsidiary, has been contracted to manage the
monitoring of seismicity.
On a positive note, Moab Khotsong recorded
1 million fatality-free shifts on 9 November. Its lost-
time injury frequency (LTIF) rate of 4.65 for the year,
improving on the rate of 5.44 for 2000, is well below
the Ontario benchmark of 6.5.  Kopanang achieved
2 million fatality-free shifts on 15 November, while
TauTona was awarded the Mine Health and Safety
Council Flag award for deep-level mines for the
second consecutive year.  Safety will continue to be
a high priority during 2002.
The year 2001 began with the sale of the
Elandsrand and Deelkraal operations. Despite these
activities, the South African region recorded a 39%
increase in operating profit to R2,947 million ($331
million).  Area mined fell by 22% (5% excluding
closure and sold operations) and gold produced was
reduced by 748,000 ounces (14%) to 4,670,000
ounces, which is mainly attributable to the closure or
selling of operations.  Total cash costs for the year
were up 3%, from R48,395 per kilogram to
R50,065 per kilogram, but decreased in dollar terms
from $217 per ounce to $184 per ounce, compared
to a 6.5% inflation rate for the period and wage
OPERATING AND FINANCIAL REVIEW

increases in the order of 8%.  Productivity indices,
expressed in grams per employee and square
metres per employee, showed a 10% improvement
and a 1% reduction respectively.
In November, AngloGold announced that it would
sell its Free State assets to ARM and Harmony for
R2.2 billion. On fulfilment of the conditions of sale,
AngloGold will be paid R1.8 billion, with the balance
of R400 million payable in three years' time. In
2001, the Free State operations produced 17% of
AngloGold's worldwide production but only 9% of its
EBITDA. Taken over the 12 months to December
2001, the sale would have the effect of lowering
AngloGold's total cash costs for its remaining
worldwide assets by 4% -- from $178 per ounce to
$170 per ounce.
Mine performance for the quarter
Great Noligwa was unable to maintain its
remarkable performance of the previous quarter
because of lower volumes mined (4%) and lower
reef values (11%).  Year-on-year, grades were
constant at 12.3 grams per tonne.  However, the
total cash costs were reduced by 2% to R31,027 per
kilogram, which at the current exchange rate is
equivalent to $97 per ounce.  Operating profit was
R403 million ($39 million), up 20% on the previous
quarter.
At  Kopanang,  the quarter was highlighted by the
outstanding achievement of 2 million fatality-free
shifts -- the first time that an AngloGold operation
has achieved this significant milestone.  Area mined
fell by 12% from the previous excellent quarter,
which together with the 11% drop in yield from
mining lower values than planned, resulted in a
reduction of 11% in gold produced.  Despite this,
operating profit increased by 31%, with total cash
costs at R46,062 per kilogram ($144 per ounce)
reflecting a 2% improvement.
Following a poor third quarter performance,
Tau Lekoa  focused attention on mining values and
metallurgical processes and tabled a 4%
improvement in volume mined, a 23% improvement
in yield and a 27% increase in gold production.
Total cash costs were reduced by 16% to
R55,573 per kilogram ($173 per ounce), which
helped to effect a turnaround from an operating loss
of R15 million ($2 million) in September to an
operating profit of R52 million ($5 million) for the
quarter.
Gold production at TauTona decreased by 5% to
4,781 kilograms (154,000 ounces) following a lower
Mine Call Factor and a drop in grade experienced in
the Upper Carbon Leader.  Total cash costs
increased by 6% to R43,917 per kilogram ($135 per
ounce).  Operating profit showed a 24%
improvement.
Savuka's production fell short of planned levels and
was down on the previous quarter.  Both yield and
gold production fell by 5% and 1% respectively,
following increased damage from seismicity.  Total
cash costs per kilogram increased to R73,341 per
kilogram ($225 per ounce) following increased
expenditure on development and the maintenance
of major equipment in anticipation of an extended
life of mine.  The operation achieved a R16 million
($1 million) operating profit.
As anticipated, Mponeng showed further
improvements over the previous quarter with mined
volumes up 1%, yield up 1% and gold production up
3%.  This was mainly because of the availability of
new panels in the recently holed raise lines.  Total
cash costs fell by 1% to R56,391 per kilogram
($173 per ounce) and operating profit improved by
R41 million ($3 million) to R52 million ($5 million).
At  Bambanani, production volumes were affected
by two fires and a major seismic event on
21 November, which resulted in the deaths of three
employees.  Mined volume decreased by 7% but
was offset to a significant degree by an increased
yield (4%) to reach the gold production level of the
previous quarter. Total cash costs increased to
R67,205 per kilogram ($206 per ounce), with
operating profit rising to R33 million ($3 million).
Tshepong had another excellent quarter, with
production on a par with the previous quarter.
Although still above target, there was a drop in
recovered grade (down by 3%).  Total cash costs
increased marginally to R50,940 per kilogram ($156
per ounce) with operating profit up 63% to
R73 million ($7 million).
Matjhabeng and Joel both posted improved
operating results.
At Ergo, gold production fell only marginally despite
the closure of Daggafontein and production
disruptions from power failures and excessive
rainfall.  This was achieved through improved head
grade, higher metallurgical efficiency and the gold
recovered from the toll treatment of loaded carbon
material.  Operating profit increased by 84% to
R58 million ($5 million).
AFRICA
The Africa region includes all operations on the
continent outside of South Africa.
Overall performance
The Africa region returned to the performance levels
of earlier in 2001 by producing a record 233,000
attributable ounces and an operating profit of
$25 million -- increases of 2% and 14% respectively
on the September quarter.  Total cash costs were

5% higher at $138 per ounce.  The region continued
its good safety performance with only four lost-time
injuries recorded for the quarter.
For the year, the region performed very well with a
total of 868,000 attributable ounces, including
production from Geita and Yatela for the first time
and Morila for its first full year.  Total cash costs for
the year were $129 per ounce.
Operating profit for the year improved by 93% or
$42 million to $87 million.
Mine performance for the quarter
An improved performance at Sadiola (38%
attributable) led to a 17% increase in production to
55,000 ounces, largely as a result of improved
grades.  Total cash costs improved by 4% to
$131 per ounce.  Sadiola had an outstanding year in
terms of safety, with no lost-time injuries recorded
for 2001.  A project is under way to convert the
process plant to treat sulphide ore from the first
quarter of 2002, which will enable the mine to
sustain gold production volume.  Exploration in the
oxide ore continues to prove successful and
exploration drilling in the hard sulphide is in the
process of evaluation for economic extraction.
Since first production in mid-2001, Yatela (40%
attributable) has exceeded expectations in
production, costs and safety and is currently in the
process of an internal post-project performance
testing.  Production in the fourth quarter increased
to 28,000 attributable ounces, 12% up on the
previous quarter.  Total cash costs increased by 3%
to $151
per ounce. Yatela has continued its
excellent safety performance having recorded only
one lost-time injury since commissioning in June
2001.
A 3% increase in plant throughput was achieved at
Morila  (40% attributable) during the quarter,
however a 14% planned reduction in grade to
5.8 grams per tonne resulted in an 11% drop in gold
production to 58,000 ounces (attributable).  Grades
are expected to remain at this level for the first half
of 2002 prior to the mining of higher grades from the
second pit, resulting in an expected overall
improvement in annual production levels for 2002.
Total cash costs for the quarter increased by 13% to
$117 per ounce largely as a result of the decrease
in production in the fourth quarter.
Gold production at Geita (50% attributable)
decreased by 4% to 69,000 attributable ounces.
Increased plant throughput of 12%, at
596,000
tonnes, was largely offset by a 14%
reduction in recovered grade to 3.6 grams per
tonne, caused by planned mining of lower grade ore
in the Nyankanga Pit.   Gold production levels
achieved in 2001 are expected to be repeated in
2002.  Total cash costs increased by 9% to
$163 per ounce for the quarter due to the decreased
production and contract payment adjustments
during the quarter.
An all-time record quarter was achieved by
Navachab with a 15% improvement in production to
23,000 ounces and total cash costs of $142 per
ounce, 22% lower than in the third quarter. This
record production was mainly as a result of higher
than expected grades.  An exploration programme
has been designed to assess upside potential
during 2002.
NORTH AMERICA
Overall performance
The North America operations had a difficult quarter
due to severe winter weather, a fire in the roaster at
Jerritt Canyon and ongoing technical problems
associated with the leach pad at Cripple Creek &
Victor (CC&V).  Operating profit decreased to
$1 million due to a significant decline in gold
production.  Reduced gold production of
106,000 ounces for the quarter also contributed to
higher total cash costs of $235 per ounce.
During 2001, approval for the $195 million CC&V
expansion plan was granted.  The project is
described in the "Value-Adding Growth" section of
this report.
Operating profit for the year of $16 million is 16%
lower than in 2000 with total cash costs increasing
by 6% to $211 per ounce.
Mine performance for the quarter
Production at Cripple Creek & Victor (67%
attributable -- effectively 100% -- see Note 4 on
page 12 was 26% lower for the quarter at 45,000
ounces due to ongoing technical problems with the
leach pad.  As a result of the decreased production,
total cash costs were 10% higher than in the third
quarter at $212 per ounce.  During 2001, the
Colorado Mining Association and the Colorado
Division of Minerals and Geology recognised the
CC&V mine as the safest surface mine in the State
of Colorado.
Jerritt Canyon's (70% attributable) production was
18% lower quarter-on-quarter at 61,000 attributable
ounces.  Fire caused a roaster shutdown and
adverse weather conditions, including significantly
higher than normal snowfall, caused a reduction in
mill throughput.  Total cash costs were 24% higher
quarter-on-quarter at $248 per ounce because of
the decrease in production, repair of the roaster fire
damage and higher wet ore handling costs.  SSX
mine received the Mine Safety and Health
Administration's Sentinels of Safety award as the

safest underground metal group mine in the United
States.
SOUTH AMERICA
Overall performance
During the quarter, gold production in the South
America region increased by 4% to 116,000 ounces
with operating profit improving by 13% to
$18 million.  Total cash costs were reduced by 4%
to $123 per ounce, mainly as a result of increased
production.
Despite good performances by all three operations
in South America during 2001, operating profit for
the year was 9% down on 2000 at $63 million.
Higher ounces sold offset a lower realised price,
while total cash costs were 7% lower at $134 per
ounce.  Gold production for 2001 was the same as
2000 at 441,000 ounces with silver production 35%
higher at Cerro Vanguardia.
Mine performance for the quarter
Operating profit was 8% higher ($7 million) at Morro
Velho, largely as a result of increased gold sales
and higher received price.  Production increased by
6% to 56,000
ounces with average grade at
6.9 grams per tonne (1% higher).  Safety has
improved to a LTIF rate of 9.06, although this is still
above the Ontario benchmark of 6.5.
Serra Grande's (50% attributable) operating profit
declined by 3% as a result of a 12% decrease in the
gold sold.  This was partially offset by a higher
received price.  A planned decrease in production,
due to mining a lower grade ore zone, saw Serra
Grande's ounces fall by 12% to 22,000 attributable
ounces.  Good safety performances saw the LTIF
rate at just outside of the Ontario benchmark of 6.5.
At  Cerro Vanguardia (46.25% attributable),
production increased during the quarter by 12% to
38,000 attributable ounces as a result of higher
tonnage treated with grades running 2% below
those of last quarter.  Operating profits were 35%
higher as a result of increased gold sold and higher
received prices.  LTIF rate is currently running at
7.54 compared to the Ontario benchmark of 6.5.
AUSTRALIA
Overall performance
Production for the quarter of 124,000 ounces was
7% below output in the September quarter, with the
loss of production attributable to the closure of the
Tanami and Boddington oxide mines during the
quarter.  Despite lower gold production for the
quarter, total cash costs fell by 7% to A$357
($183) per ounce.  Operating profit for the quarter
improved by 14% to A$16 million ($8 million).
Production during 2001 was 508,000 ounces, 3%
lower than in 2000.  Record production from Sunrise
Dam could not fully offset the losses resulting from
the closure of the Brocks Creek mine in 2000 and
the Tanami mine during 2001.  In addition,
Boddington ceased operations during the fourth
quarter.  The operating profit for the year of A$48
million ($25 million) was 19% below that recorded
for 2000.
The LTIF rate in the December quarter improved to
9.3, down 38% compared to the previous quarter.
Mine performance for the quarter
Production at Sunrise Dam fell marginally (by 1%)
to 76,000 ounces.  Plant throughput increased to
around 3 million tonnes per annum following the
expansion completed earlier in the year.  Operating
profit increased by 33% to A$12 million ($6 million),
with total cash costs at the operation down by 5% to
A$317 ($162) per ounce during the quarter.  With
continued outstanding exploration results adding to
the resource, further cutbacks to the open pit are
being planned to access ore in the Watu and Mako
lodes.
Despite the onset of the wet season, gold
production for the fourth quarter at Union Reefs
increased by 1% to 31,000 ounces.  Increased
mining activity led to a 2% increase in total cash
costs to A$463 ($237) per ounce.  Operating profit
of A$3 million ($1 million) is 25% lower than in the
third quarter.
Operations at Boddington (33.33% attributable)
ceased at the end of November and the plant has
been placed on care and maintenance pending the
commencement of the Boddington Expansion
Project.  As a result of the closure, production for the
quarter fell 23% to 17,000 attributable ounces.  With
the inclusion of gold recovered from the plant clean-
out, total cash costs were reduced by 8% to A$316
($161) per ounce.  The mine returned an operating
profit of A$4 million ($2 million) -- the same as in
the previous quarter.
Operations at Tanami  (40% attributable) ceased
early in the December quarter, resulting in
production of less than 1,000 attributable ounces.
Implementation of the mine rehabilitation plan is
continuing with the plant now leased to Normandy
North Flinders.  The mine recorded an operating
loss of A$1 million for the quarter.
VALUE-ADDING GROWTH
AngloGold continues to enhance the value of the
company through organic growth.  The company

currently has five major capital projects in
development which will be coming into production
over the next three years, and which will produce
around 18 million ounces of gold in total over the life
of the projects at an average cash cost of
approximately $150 per ounce.  AngloGold will also
seek value growth through its substantial and
focused exploration programme, in addition to the
acquisition of both individual orebodies and
corporate entities where these acquisitions add
value to AngloGold.
CAPITAL PROJECTS
Sunrise Dam  Cleo pit and treatment plant
expansion
This project was based on a significant increase in
the Cleo resource which had expanded to 4.5 million
ounces by the end of 2001.  The expansion will
increase production by approximately 2.1 million
ounces and the life of mine by four years to 2008.
The expansion is effectively complete, at a capital
cost of A$97 million.  Beyond this initial Megapit
expansion project, drilling results indicate significant
upside potential which could result in a doubling of
the current resource base and a further extension to
the life of Sunrise Dam.  Production from the
Megapit commenced during the fourth quarter of
2001 at an average cash cost of $170 per ounce.
Mponeng  deepening to 120 level
This project will extend the life of mine by five years
to 2012.  The total capital expenditure for the
deepening is R1.3 billion, with half of this already
spent.  The project is expected to add 3 million
ounces to production over the life of the mine,
resulting in an  average cash cost for the mine of
$156 per ounce.
TauTona
The project will extend TauTona's life by at least
another four years to 2011.  The project has two
main areas of focus  accessing and mining part of
the shaft pillar and accessing and mining an area
east of the Bank Dyke, previously part of the mine
plan of the adjacent Mponeng mine.  The project will
require capital expenditure of R462 million, R60
million of which has already been spent to date.
The project will add 2.3 million ounces of gold
production over the life of the operation resulting in
an average cash cost for the mine of $133 per
ounce.  The project is advancing on schedule.
Cripple Creek & Victor expansion
The CC&V expansion will extend the life of mine by
four years to 2013 and will produce 2.8 million
ounces of additional gold resulting in an average
cash cost for the mine of $174 per ounce.
Progress on project construction is on plan.  The
mining fleet is now in place and leach pad
performance is being monitored.  Life of mine capital
expenditures is expected to total $195 million, of
which approximately $119 million has been spent to
date.
The installation of process equipment is on schedule
with the crusher to be commissioned early in the
third quarter of 2002.
Moab Khotsong
This project and new mine is due to commence
operating in October 2003, reaching full production
in 2006. With capital expenditure of R3.8  billion,
R2.4 billion of which has been spent to date, the
mine which extends to 101 level, is expected to
produce 4.5 million ounces of gold through to 2015
at  an average cash cost of $97 per ounce.  To date,
development is on schedule and within budget.
Drilling below 101 level will continue in 2002 to
assess upside potential.
ADVANCED DEVELOPMENT PROJECTS
Cuiab expansion  Brazil
The planned Cuiab expansion project is expected
to effectively increase production from
approximately 2,300 to 4,000 tonnes per day and
will increase the amount of gold produced by some
150,000 ounces per year.  The ore reserve between
11-level and 21 level (approximately 1,400 metres
below surface at 21 level) is 9 million tonnes at 7.7
grams per tonne, or approximately 2.2 million
ounces.  The project is likely to require capital
expenditure of $140 million.  Should the project be
approved, it is expected that the pre-feasibility study
would commence late in 2002 or early in 2003, and
production in 2005 or 2006.
Boddington expansion  Western Australia
AngloGold (33.33% attributable) is a partner in
Boddington with Normandy (44.44% attributable)
and Newcrest (22.22% attributable).  Boddington's
oxide mining operation came to an end during the
December quarter, pending a decision on the
expansion project.  In late 2000, a feasibility study
was completed for the expansion of the operation,
which has a reserve of 390 million tonnes at
0.87 grams  per  tonne,  containing  10.9 million
ounces of gold.  A decision on the project is
expected during the year.

EXPLORATION
AngloGold's exploration strategy is to extend the life
of existing operations and to find new, cost-effective
ounces through in-house exploration or joint
ventures and the acquisition of late-stage
exploration projects.  The company's significant and
focused exploration programme has shown
encouraging results, some of which are outlined
below.
Brownfields exploration
At Sadiola in Mali,  exploration activity delineated
0.6 million attributable ounces of oxide resources
from satellite deposits.  The hard sulphide potential
below and adjacent to the pit is being assessed by
drilling and structural reinterpretation.
At Sunrise Dam in Western Australia, drilling results
from the Western Shear and Watu structures at the
southern end of the pit have been encouraging and
indicate that further pit cut-backs may be justified.
Significant intercepts from the Western Shear
included 13 metres at 19.42 grams per tonne.
Results from Watu included 9 metres at
26.77 grams per tonne.
On the northern side of the pit, intersections of new
structures at Mako lode included 4
metres at
150.79 grams per tonne which is promising for
future work.  The operation will continue to expand
as exploration continues.
At the advanced exploration project at Coyote in the
Tanami region of Australia, the main high-grade
Buggsy-Gonzalez structure has been defined over a
strike length of 800 metres and to a depth of
250 metres.  Significant intercepts include 2 metres
at 27.40
grams per tonne and 7 metres at
132.00 grams per tonne.  This structure is open-
ended and provisional resource estimation is in
progress.
At Morila in Mali, exploration comprised drilling in
the Donba corridor as well as an electromagnetic
(EM) airborne programme.  Drilling results at Donba
include 33 metres at 3.30 grams per tonne.  Target
generation from the exploration programmes have
produced a number of new targets that will be drill-
tested in 2002.
At Serra Grande, geophysics has identified several
new targets in the Crixas greenstone belt.  These
will be followed up in 2002.  Deep drilling has
confirmed the down-plunge mineralisation at Mina
Nova and Mina III.
Within the Iron Quadrangle at Corrego do Sitio in
Brazil, drilling will be conducted from a ramp to
assess the underground sulphide potential.  Oxide
drilling results at Corrego do Sitio include 12.2
metres at 15.04 grams per tonne.
In the Geita region, exploration drilling has
produced encouraging results at Geita Hill and the
focus for 2002 will be extensions to the Nyankanga
orebody.  Testing of the down-dip extension at Geita
Hill intersected 21 metres at 2.55 grams per tonne
with the best results to date 39 metres at 7.08 grams
per tonne.  Exploration results for satellite deposits
include 5 metres at 13.31 grams per tonne at
Samena, 5 metres at 16.00 grams per tonne at
Prospect 30 and 51 metres at 2.40 grams per tonne
at Chipaka.
At Cripple Creek & Victor in Colorado, exploration
for new resources will remain focused on the
definition of high-grade underground targets and
surface potential in operational areas.  Encouraging
drill results were obtained from the latter.
Underground drilling at the Smith mine at Jerritt
Canyon in Nevada yielded several high-grade
intersections including 15 metres at 30.63 grams per
tonne.  Diamond drilling at the SSX mine included
intersections of 18 metres at 10.92 grams per tonne.
Greenfields exploration
In  Southern Mali,  AngloGold conducted a high-
resolution airborne electromagnetic survey and has
identified a number of new targets.  Several new
joint ventures and permits were negotiated and
granted with drilling planned to commence during
2002.
At Red Lake in Canada, diamond drilling intersected
encouraging values during the year and follow-up
drilling on other targets will continue during 2002.
In  Peru, four target areas are being explored and
drilling has proceeded in three of these.
Encouraging results were intersected and a drilling
programme is planned for 2002.

After an eventful and volatile year in the gold
market, the gold price remained well
supported during the final quarter of 2001,
with firm prices for the metal into the new
year.  The spot price again traded above
$290 per ounce during this period, this time
on the back of the terrorist attacks on the
United States of America.  The average
price of $278 for the quarter was the highest
quarterly average spot price in the past 18
months.
Activity in the gold market was completely
overshadowed, however, by the
unprecedented weakness of the South
African currency during this quarter.  At its
weakest point just before Christmas, the
rand fell to R13.81 against the US dollar and
R20.00 against the pound.  At this point, the
currency had fallen by some 50% in value
from its opening exchange rate of slightly
less than R9.00 to the dollar at the beginning
of the year.  The average exchange rate
against the US dollar for the quarter of
R10.17 was over 20% weaker than the
average for the previous quarter.  The local
currency has since steadied, closing the
year at around R12.00 to the dollar, and
trading in the new year at around R11.50 to
the dollar.  This produced record high local
spot gold prices of just under R123,000 per
kilogram on 21 December 2001.  Spot gold
prices have since fallen with the firmer rand
to around R105,000 per kilogram.
This fall in the value of the rand has seen
the currency break out of all long-term
exchange rate relationships with the
currencies of South Africa's major trading
partners.  The currency's average
depreciation of some 15% against the US
dollar since the early 1990's was broken in
September when the rand moved above
R8.50 to the dollar, and current exchange
rates bear no relationship to any economic
fundamentals such as purchasing power
parities, cumulative interest rate differentials
or inflation rate differentials.  This leaves the
currency and the associated local gold spot
price in a no man's land where forecasts of
future movement are impossible.  Whilst
previous experience of exchange rate
dislocation from time to time would suggest
that the rand should stabilise and trade
sideways at around current levels, there
remains a danger that speculation against
the currency might recur.  A government
commission of enquiry into the exceptional
movement in exchange rates during last
quarter has brought some sense of
reassurance to this nervous market.
RAND GOLD PRICE: 2000 - TODAY
40,000
60,000
80,000
100,000
120,000
140,000
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
R/Kg
GOLD MARKET

R/$ EXCHANGE RATE : 1994  2002
Turning to the gold market, the past year
has been one of change and transition in a
number of important areas of physical
supply and demand, and the final quarter of
the year was no different.  The most
important determinant of this change has
been the slow-down in the global economy,
and in particular in the developed
economies.  This has been negative for gold
demand.  However, lower US interest rates
and other circumstances in the market have
led to a material fall in hedging activities and
a reversal in gold disinvestment seen in
recent years, leaving the physical market for
gold overall in an unchanged state of
balance.  A fall in physical demand was
seen in both gold jewellery and industrial
offtake in the developed economies in
particular, with some slippage also in gold
offtake in certain important developing
markets due to specific regional causes.
Early estimates of fabrication demand for the
year show a slippage of some 7% or 270
tons, from 3,750 tons in 2000 to 3,480 in
2001.  On the supply side, mining production
has stalled at unchanged levels year on
year, whilst net producer hedging and
implied disinvestment saw reduced supplies
to the market of around the same level as
the fall in demand.
Secular changes in the valuation of
currencies or metal prices obviously have a
material impact on price hedges in place in
such markets.  This is certainly true of the
fall in the rand value.  AngloGold has
consistently hedged a portion of its forward
pricing in rands, and at the end of the
previous quarter, 153 tons or 30% of the
total hedge of 506 tons was priced in rands.
Following deliveries against contracts in the
final quarter of the year, and a measure of
restructuring of the hedge during December,
the outstanding rand priced hedges amount
to 125 tons or 27% of the total hedge.  By
maintaining forward price cover, AngloGold
has managed its hedge actively over the
years, and it is our intention to further reduce
the level of rand priced cover by
restructuring the hedge as particular market
circumstances provide the opportunity to do
so from time to time.  During the quarter
under review, the company reduced its
hedge position by some 53 tons or
1.7 million ounces; the progressive reduction
in net hedge commitments over the past
year has been just on 105 tons or 3.4 million
ounces.  In current market circumstances,
the company will continue to deliver into
maturing hedge contracts in the year ahead.
RA N D  D O LLA R EX C H A N G E RA TE
Jan95
Jan96
Jan97
Jan98
Jan99
Jan00
Jan01
Jan02
 R/U S$
2
3
4
5
6
7
8
9
10
11
12
13
A nnualised depreciation from  Feb. '96 to Sep. '01 : 15.3%
3 Sept. '01, R8.42
28 Sept. '01, R9.00

NET DELTA OPEN HEDGE POSITION AS AT 31 DECEMBER 2001
As at 31 December 2001, the group had outstanding the following net forward-pricing commitments against future production.
Rand Gold
kg's
sold
R per kg
Dollar Gold
Kg
sold
$ per oz
AUS Dollar
Gold
kg's sold
A$ per oz
Total
kg's sold
Total
oz sold
`000
12 months
ending
31 Dec
2002
22,920
60,332
66,375
301
18,919
563
108,214
3,479
2003
24,706
90,914
39,226
320
13,686
524
77,618
2,495
2004
22,438
109,137
35,404
322
5,443
534
63,285
2,035
2005
22,509
132,592
32,287
325
5,163
646
59,959
1,928
2006
14,007
135,287
26,901
332
6,146
615
47,055
1,513
Jan 2007
Dec 2011
10,140
135,367
76,525
352
10,397
535
97,061
3,121
116,720
105,636
276,718
327
59,754
559
453,192
14,571
The marked-to-market value of all hedge transactions making up the hedge positions in the above table was a negative R2,850 million (negative $238 million) as at 31 December 2001.  The value was based on a gold price of
$278 per ounce, exchange rates of R/$12.0 and $/A$ 0.5111 and the prevailing market interest rates and volatilities at the time.
As at 29 January 2002, the marked-to-market value of the hedge book was a negative R2,173 million ($189 million)
based on a gold price of $279 per ounce and exchange rates of $/R11.47 and A$/$0.515 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 31 December 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2001.
GOLD MARKET

Year
2002
2003
2004
2005
2006     2007-2011
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
61,727
33,465
32,435
25,879
20,524
43,831
217,861
$ per oz
$299
$315
$317
$326
$334
$349
$321
Put Options Purchased
Amount (kg)
10,238
5,808
2,662
757
563
728
20,756
$ per oz
$312
$352
$390
$291
$291
$292
$331
*Delta (kg)
5,110
4,898
2,118
283
183
210
12,802
Put Options Sold
Amount (kg)
3,732
3,732
$ per oz
$273
$273
*Delta (kg)
1,270
1,270
Call Options Purchased
Amount (kg)
24,535
4,710
572
29,817
$ per oz
$338
$394
$360
$347
*Delta (kg)
1,049
176
115
1,340
Call Options Sold
Amount (kg)
24,584
10,463
3,303
12,902
12,222
57,194
120,668
$ per oz
$340
$372
$342
$321
$329
$357
$348
*Delta (kg)
1,857
1,039
966
6,125
6,194
32,484
48,665
RAND GOLD
Forward Contracts
Amount (kg)
20,316
21,067
20,264
19,964
11,825
10,140
103,576
Rand per kg
R56208         R90,427       R110,801      R133,897      R142,973
  R135,367      R106,479
Put Options Purchased
Amount (kg)
1,875
1,875
1,875
1,875
1,875
9,375
Rand per kg
 R93,603         R93,603        R93,603         R93,603       R93,603
R93,603
*Delta (kg)
144
103
79
44
31
401
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
12,031
1,058
13,089
Rand per kg
 R86,039         R93,881
R86,673
*Delta (kg)
11,746
980
12,726
Call Options Sold
Amount (kg)
14,669
4,831
2,187
3,432
2,187
27,306
Rand per kg
R87,148          R93,767        R93,630      R122,862        R93,630
R93,846
*Delta (kg)
14,206
4,516
2,095
2,501
2,151
25,469
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
18,040
13,841
5,443
6,221
9,331
22,395
75,271
A$ per oz
A$572
A$526
A$534
A$659
A$635
A$618
A$590
Call Options Purchased
Amount (kg)
6,687
3,888
3,110
6,221
20,062
39,968
A$ per oz
A$728
A$701
A$724
A$673
A$691
A$698
*Delta (kg)
847
817
1,058
3,185
11,998
17,905
Call Options Sold
Amount (kg)
3,732
3,110
6,842
A$ per oz
A$554
A$700
A$620
*Delta (kg)
1,726
662
2,388
RAND DOLLAR (000)
Forward Contracts
Amount ($)
25,574
25,574
Rand / $
R 6.31
R 6.31
Put Options Purchased
Amount ($)
105,000
105,000
Rand per $
R 8.18
R 8.18
*Delta ($)
1,233
1,233
Put Options Sold
Amount ($)
Rand per $
*Delta ($)
Call Options Purchased
Amount ($)
78,450
8,000
86,450
Rand per $
R 8.33
R 6.94
R 8.20
*Delta ($)
75,910
7,985
83,895
Call Options Sold
Amount ($)
153,450
8,000
161,450
Rand per $
R 8.76
R 6.94
R 8.67
*Delta ($)
147,294
7,985
155,279
AUS DOLLAR (000)
Forward Contracts
Amount ($)
43,748
29,428
15,970
89,146
$ per A$
$0.58
$0.59
$0.64
$0.60
ANGLOGOLD HEDGE POSITION
AS AT 31 DECEMBER 2001

1.       The results included herein for the quarter and twelve months ended 31 December 2001, which are audited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered
Accountants.  Where appropriate, comparative figures have been restated.
2.       During the quarter, 210,400 ordinary shares were allotted in terms of the AngloGold Share Incentive
Scheme and 1,001 ordinary shares were allotted in terms of the Acacia Employee Option Plan.
3.       Orders placed and outstanding on capital contracts as at 31 December 2001 totalled R877 million
(30 September 2001: R943 million), equivalent to $73 million (30 September 2001: $104 million) at the rate of exchange ruling on that date.
4.       Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
5.       On 5 September 2001, AngloGold announced that it was to make an offer to acquire the entire issued share capital of Normandy Mining Limited, Australia's largest and leading gold company.  The offer was to be settled in AngloGold shares in the ratio of 2.15 AngloGold shares for every 100 Normandy shares.
Shareholders approved the acquisition in general meeting on 19 November 2001.  In the light of a competing offer for Normandy by Newmont Mining Corporation, on 28 November 2001 AngloGold
announced a revised offer to include a cash consideration of A$20 for every 100 Normandy shares in addition to the 2.15 AngloGold shares.  AngloGold shareholders approved the revised offer in general meeting on 19 December 2001.  Following the revision of Newmont's offer, AngloGold once again revised its offer by increasing the cash consideration by a further A$10 for every 100 Normandy shares.
As the increase in the offer was not material, shareholder approval was not required.  The final offer to
Normandy shareholders comprised 2.15 AngloGold shares plus a cash consideration of A$30 for every
100 Normandy shares.
At the close of the offer on 18 January 2002, AngloGold had received acceptances totalling
159,690,842 Normandy shares (7.1295% of the issued Normandy share capital).  Arising out of the offer, a total of 3,435,950 AngloGold shares have been issued (31 December 2001:  233,183 AngloGold shares).  The Normandy shares acquired were sold on 21 January 2002, realising $159 million.
6.       On 28 November 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary
Interests (CDIs), which trade on the Australian Stock Exchange.
7.       On 21 November 2001, AngloGold announced that agreement had been reached with African Rainbow
Minerals (Proprietary) Limited and Harmony Gold Mining Company Limited for the sale, effective on
1 January 2002, by AngloGold of its entire interest in the gold mining operations comprising Bambanani,
Joel, Matjhabeng and Tshepong mines and the Ernest Oppenheimer Hospital in the Free State, as well as their related infrastructure, assets and associated liabilities, subject to the fulfilment of suspensive conditions.  The cash consideration of R2,200 million is payable in two tranches: R1,800 million on fulfilment of the suspensive conditions and R400 million on 1 January 2005.
8.
STRATE
AngloGold commenced trading under STRATE, the JSE Securities Exchange South Africa's (JSE)
electronic settlement system, on 5 November 2001.  Shareholders are reminded that in order to trade
AngloGold shares on the JSE, AngloGold shares must have been dematerialised.  Shareholders holding share certificates who wish to trade their shares, should contact their stockbroker, banker or agent in this regard.
9.
Dividend
The directors have today declared Final Dividend No. 91 of 1,100 (Final Dividend No. 89: 650) South
African cents per ordinary share for the 12 months ended 31 December 2001.  In compliance with the requirements of STRATE, the salient dates for this final dividend are as follows:
NOTES

To holders of ordinary shares
South African, United Kingdom
and Australian share registers
2002
Currency conversion date for UK pounds and Australian dollars
Friday 8 February
Last date to trade ordinary shares cum dividend
Friday 15 February
Last date to register transfer of certificated securities cum dividend Friday 15 February
Ordinary shares trade ex dividend
Monday 18 February
Record date
Friday 22 February
Payment date
Monday 4 March
On the payment date, dividends due to holders of certificated securities on the South African register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' safe custody accounts with their CSDPs or brokers.
Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between
Monday, 11 February 2002 and Friday, 22 February 2002, both dates inclusive.
To holders of American Depositary Shares
(Each American Depositary Share (ADS) represents one-half of an ordinary share)
2002
Ex dividend on New York Stock Exchange
Wednesday 20 February
Record date
Friday 22 February
Approximate date for currency conversion
Monday 4 March
Approximate payment date of dividend
Friday 15 March
For illustrative purposes, the dividend payable on an ADS was equivalent to 48 US cents at the rate of exchange ruling on Wednesday, 30 January 2002.  This compares with the final dividend of 39.88 US cents per ADS paid on 9 April 2001.
By order of the Board
R M GODSELL
R P EDEY
Chairman and Chief Executive Officer
Deputy Chairman
30 January 2002

GROUP OPERATING RESULTS
Issued Capital:
107,634,058 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,139,446 ordinary shares in issue for the year
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
2001
2001
2001
2000
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
4,393

4,445

17,929

21,126

- waste
23

-

25

167

- total
4,416

4,445

17,954

21,293

Yield
- g/t
- reef
 8.20

 8.38

 8.21

 8.02

- waste
-

-

 0.08

 0.54

- average
 8.15

 8.38

 8.20

 7.96

Gold produced
- kg
- reef
36,012

37,254

147,248

169,468

- waste
-

-

2

91

- total
36,012

37,254

147,250

169,559

PRODUCTIVITY
g/employee
- target
228

229

219

209

- actual
220

224

214

193

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
11,668

12,620

50,355

50,289

Yield
- g/t
 0.32

 0.30

 0.32

 0.32

Gold produced
- kg
3,692

3,843

15,976

15,870

OPEN-PIT OPERATIONS
Tonnes mined
- 000
24,485

22,498

85,790

49,121

Stripping ratio *
 2.80

 2.25

 2.17

 1.08

Tonnes treated
- 000
6,446

6,932

27,042

23,601

Yield
- g/t
 2.14

 2.07

 2.00

 1.69

Gold produced
- kg
13,767

14,343

53,977

39,866

TOTAL
Gold produced
- kg
53,471

55,440

217,203

225,295

Gold sold
- kg
53,777

56,081

217,862

225,235

Revenue
- R/kg sold
92,544

77,635

79,384

67,158

Total cash costs
- R/kg produced
51,710

47,687

48,828

46,404

Total production costs
- R/kg produced
62,995

57,046

58,579

53,334

CAPITAL EXPENDITURE
 - mining direct
 721

 529

2 175

1 851

 - other
 94

 102

 392

 212

 815

 631

2 567

2 063

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

GROUP OPERATING RESULTS
Issued Capital:
107,634,058 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,139,446 ordinary shares in issue for the year
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
2001
2001
2001
2000
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
4,842

4,900

19,764

23,287

- waste
26

-

28

184

- total
4,868

4,900

19,792

23,471

Yield
- oz/t
- reef
 0.239

 0.244

 0.240

 0.234

- waste
-

-

-

 0.016

- average
 0.238

 0.244

 0.239

 0.232

Gold produced
- oz 000      - reef
1,158

1,197

4,734

5,448

- waste
-

-

-

3

- total
1,158

1,197

4,734

5,451

PRODUCTIVITY
oz/employee
- target
 7.32

 7.36

 7.05

 6.71

- actual
 7.09

 7.20

 6.87

 6.21

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
12,862

13,911

55,506

55,436

Yield
- oz/t
 0.009

 0.009

 0.009

 0.009

Gold produced
- oz 000
119

124

514

510

OPEN-PIT OPERATIONS
Tons mined
- 000
26,990

24,800

94,567

54,146

Stripping ratio *
 2.80

 2.25

 2.17

 1.08

Tons treated
- 000
7,105

7,641

29,808

26,016

Yield
- oz/t
 0.062

 0.060

 0.058

 0.049

Gold produced
- oz 000
442

461

1,735

1,282

TOTAL
Gold produced
- oz 000
1,719

1,782

6,983

7,243

Gold sold
- oz 000
1,729

1,803

7,004

7,241

Revenue
- $/oz sold
280

288

286

308

Total cash costs
- $/ounce produced
159

176

178

213

Total production costs
- $/ounce produced
193

211

213

245

Rand/US Dollar average exchange rate
 10.18

 8.39

 8.62

 6.78

CAPITAL EXPENDITURE
 - mining direct
 73

 63

 252

 273

 - other
 9

 12

 46

 31

 82

 75

 298

 304

* Stripping ratio = (tons mined - tons treated) / tons treated

GROUP INCOME STATEMENT
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
SA Rand million
2001
2001
2001
2000
Gold income
5,069

4,429

17,590

15,338

Cost of sales
(3,448)

(3,293)

(12,973)

(12,065)

Cash operating costs
2,732

2,606

10,454

10,421

Other cash costs
59

62

240

131

Total cash costs
2,791

2,668

10,694

10,552

Retrenchment costs
32

25

185

118

Rehabilitation and other non-cash costs
55

48

123

9

Production costs
2,878

2,741

11,002

10,679

Amortisation of mining assets
538

462

1,884

1,508

Total production costs
3,416

3,203

12,886

12,187

Inventory change
32

90

87

(122)

Operating profit
1,621

1,136

4,617

3,273

Corporate administration and other expenses
(42)

(44)

(174)

(175)

Market development costs
(39)

(31)

(133)

(82)

Research and development costs
(5)

(5)

(20)

(54)

Exploration costs
(76)

(51)

(228)

(309)

Profit from operations
1,459

1,005

4,062

2,653

Interest receivable
62

31

176

250

Other net income (expense)
(3)

21

1

124

Finance costs
(143)

(132)

(608)

(481)

Realised (loss) gain on hedging instruments
(20)

31

30

-

Unrealised gain (loss) on hedging activities
47

(235)

(126)

-

Profit before exceptional items
1,402

721

3,535

2,546

Amortisation of goodwill
(89)

(59)

(259)

(135)

Debt written-off
-

-

(21)

-

Impairment of mining assets
-

-

(3)

(708)

Investment properties value restatement
67

-

67

-

Profit (loss) on sale of mining assets
-

7

(32)

-

Termination of retirement benefit plans
(54)

-

(54)

(10)

Profit before taxation
1,326

669

3,233

1,693

Taxation
(410)

(211)

(983)

(490)

Normal taxation
(411)

(280)

(950)

(533)

Deferred taxation
1

(20)

(105)

(153)

Deferred tax on unrealised hedging activities
-

89

66

-

Taxation on exceptional items
-

-

6

196

Profit after taxation
916

458

2,250

1,203

Minority interest
(21)

(19)

(70)

(87)

Net profit
895

439

2,180

1,116

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
895

439

2,180

1,116

Amortisation of goodwill
89

59

259

135

Debt written-off
-

-

21

-

Impairment of mining assets
-

-

3

708

Investment properties value restatement
(67)

-

(67)

-

(Profit) loss on sale of mining assets
-

(7)

32

-

Termination of retirement benefit plans
54

-

54

10

Taxation on exceptional items
-

-

(6)

(196)

Headline earnings
971

491

2,476

1,773

Unrealised loss (gain) on hedging activities
(47)

235

126

-

Deferred tax on unrealised hedging activities
-

(89)

(66)

-

Headline earnings before unrealised
hedging activities
Earnings per ordinary share - cents
    - Basic
835

410

2,035

1,043

    - Headline
906

459

2,311

1,658

    - Headline before unrealised hedging activities
862

595

2,367

1,658

Dividends declared
    - Rm
1,971

1,498

    - cents per share
1,800
"The results have been prepared in accordance with International Accounting Standards."
1,400

637

2,536

1,773

924

GROUP INCOME STATEMENT
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
US Dollar million
2001
2001
2001
2000
Gold income
 493

 528

2 041

2 208

Cost of sales
(340)

(393)

(1 519)

(1 740)

Cash operating costs
 270

 311

1 226

1 502

Other cash costs
 6

 7

 29

 19

Total cash costs
 276

 318

1 255

1 521

Retrenchment costs
 3

 3

 22

 17

Rehabilitation and other non-cash costs
 5

 6

 13

 2

Production costs
 284

 327

1 290

1 540

Amortisation of mining assets
 53

 55

 220

 217

Total production costs
 337

 382

1 510

1 757

Inventory change
 3

 11

 9

(17)

Operating profit
 153

 135

 522

 468

Corporate administration and other expenses
(4)

(5)

(20)

(25)

Market development costs
(4)

(4)

(16)

(12)

Research and development costs
-

(1)

(2)

(8)

Exploration costs
(7)

(6)

(26)

(44)

Profit from operations
 138

 119

 458

 379

Interest receivable
 6

 4

 20

 37

Other net income (expense)
-

 3

(1)

 18

Finance costs
(14)

(16)

(72)

(69)

Realised (loss) gain on hedging instruments
(2)

 4

 5

-

Unrealised gain (loss) on hedging activities
 8

(27)

(10)

-

Profit before exceptional items
 136

 87

 400

 365

Amortisation of goodwill
(8)

(7)

(29)

(20)

Debt written-off
-

-

(3)

-

Impairment of mining assets
(1)

-

(1)

(93)

Investment properties value restatement
 6

-

 6

Profit (loss) on sale of mining assets
-

 1

(4)

-

Termination of retirement benefit plans
(5)

-

(5)

(1)

Profit before taxation
 128

 81

 364

 251

Taxation
(40)

(25)

(111)

(73)

Normal taxation
(37)

(33)

(103)

(78)

Deferred taxation
(1)

(2)

(13)

(21)

Deferred tax on unrealised hedging activities
(2)

 10

 5

-

Taxation on exceptional items
-

-

-

 26

Profit after taxation
 88

 56

 253

 178

Minority interest
(2)

(3)

(8)

(12)

Net profit
 86

 53

 245

 166

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
 86

 53

 245

 166

Amortisation of goodwill
 8

 7

 29

 20

Debt written-off
-

-

 3

-

Impairment of mining assets
 1

-

 1

 93

Investment properties value restatement
(6)

-

(6)

-

(Profit) loss on sale of mining assets
-

(1)

 4

-

Termination of retirement benefit plans
 5

-

 5

 1

Taxation on exceptional items
-

-

-

(26)

Headline earnings
 94

 59

 281

 254

Unrealised loss (gain) on hedging activities
(8)

 27

 10

-

Deferred tax on unrealised hedging activities
 2

(10)

(5)

-

Headline earnings before unrealised
hedging activities
Earnings per ordinary share - cents
    - Basic
80

50

229

155

    - Headline
88

55

262

237

    - Headline before unrealised hedging activities
82

71

267

237

Dividends declared
    - $m
197

210

    - cents per share
181
"The results have been prepared in accordance with International Accounting Standards."
190

 76

 286

 254

 88

GROUP BALANCE SHEET
December
September
December
December
September
December
2001
2001
2000
2001
2001
2000
US Dollar million
SA Rand million
ASSETS
Non-current assets
2 057

2 297

2 661

Mining assets
24 606

20 737

20 159

 389

 359

 403

Goodwill
4 652

3 244

3 056

 13

 16

 20

Investments in associates
 151

 149

 148

 23

 7

 7

Other investments
 275

 65

 55

 38

 40

 47

AngloGold Environmental Rehabilitation Trust
 460

 365

 358

 17

 22

 50

Long-term loans
 204

 195

 378

2 537

2 741

3 188

30 348

24 755

24 154

Current assets
 191

 170

 195

Cash and cash equivalents
2 284

1 537

1 477

 243

 249

-

Financial instruments
2 906

2 249

-

 156

 160

 229

Trade and other receivables
1 867

1 447

1 737

 163

 183

 192

Inventories
1 948

1 648

1 453

 9

 19

 21

Current portion of long-term loans
 109

 169

 161

 762

 781

 637

9 114

7 050

4 828

3 299

3 522

3 825

Total assets
39 462

31 805

28 982

EQUITY AND LIABILITIES
1 117

1 178

1 453

Shareholders' equity
13 357

10 649

11 004

 30

 29

 28

Minority interests
 355

 263

 213

1 147

1 207

1 481

13 712

10 912

11 217

Non-current liabilities
 350

 378

 710

Borrowings
4 192

3 416

5 381

-

-

 16

Debentures
-

-

 120

 215

 243

 283

Provisions
2 573

2 190

2 148

 286

 380

 553

Deferred taxation
3 423

3 431

4 187

 851

1 001

1 562

10 188

9 037

11 836

Current liabilities
 410

 363

-

Financial instruments
4 901

3 278

-

 206

 261

 315

Trade and other payables
2 464

2 352

2 389

 637

 627

 430

Current portion of borrowings
7 619

5 660

3 261

 48

 63

 37

Taxation
 578

 566

 279

1 301

1 314

 782

15 562

11 856

5 929

3 299

3 522

3 825

Total equity and liabilities
39 462
"The results have been prepared in accordance with International Accounting Standards."
31 805

28 982

Refer to page 29 for statement of changes in shareholders' equity.
The group is currently finalising a new three year US$500 million borrowing facility that will be used to refinance near term maturing debt.

GROUP CASH FLOW STATEMENT
Quarter
Year
Year
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
December
December
December
December
December
December
2001
2001
2000
2001
2001
2000
US Dollar million
SA Rand million
 Cash flows from operating activities
 156

 617

 557

 Cash generated from operations
1 674

5 472

3 897

 6

 20

 37

 Interest receivable
 62

 176

 250

-

 1

 2

 Dividends received from associates
 3

 11

 12

(10)

(10)

(9)

 Contribution to Environmental Trust Fund
(85)

(85)

(59)

(14)

(72)

(69)

 Finance costs
(143)

(612)

(481)

(40)

(104)

(95)

 Mining and normal taxation paid
(410)

(897)

(641)

-

(167)

(310)

 Dividends paid
(3)

(1 447)

(1 981)

 98

 285

 113

 Net cash inflow from operating activities
1 098

2 618

 997

 Cash flows from investing activities
(82)

(298)

(304)

 Capital expenditure
(815)

(2 567)

(2 063)

 5

 6

 8

 Proceeds from sale of mining assets
 56

 69

 55

 Proceeds from disposal of Elandsrand
-

 109

-

 and Deelkraal
-

 872

-

(3)

(4)

(353)

 Subsidiaries and other investments acquired
(27)

(35)

(2 594)

-

-

 5

 Proceeds from sale of investments
 4

 4

 31

-

(4)

(8)

 Loans advanced
-

(37)

(52)

 14

 43

 19

 Repayment of loans advanced
 137

 367

 130

(66)

(148)

(633)

 Net cash outflow from investing activities
(645)

(1 327)

(4 493)

 Cash flows from financing activities
 5

 7

 2

 Proceeds from issue of share capital
 51

 85

 12

-

-

(3)

 Share issue expenses
-

-

(18)

 19

 276

 373

 Proceeds from borrowings
 192

2 381

2 530

(35)

(414)

(112)

 Repayment of borrowings
(354)

(3 567)

(759)

(11)

(131)

 260

 Net cash (outflow) inflow  from financing
activities
(111)

(1 101)

1 765

 21

 6

(260)

 Net increase (decrease) in cash and cash
equivalents
 342

 190

(1 731)

-

(10)

(38)

 Translation adjustment
 405

 617

 177

 170

 195

 493

 Opening cash and cash equivalents
1 537

1 477

3 031

 191

 191

 195

 Closing cash and cash equivalents
2 284
"The results have been prepared in accordance with International Accounting Standards."
2 284

1 477

Refer to page 29 for notes to the cash flow statement.

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION *
8.18

8.41

8.20

35,448

36,466

145,247

VAAL RIVER
Great Noligwa Mine
12.02

13.51

12.34

7,538

8,333

31,224

Kopanang Mine
6.78

7.58

7.40

3,608

4,033

15,381

Tau Lekoa Mine
4.56

3.72

4.42

2,317

1,819

8,899

Surface Operations
0.53

0.46

0.53

562

660

2,842

ERGO
0.26

0.25

0.25

2,547

2,551

10,314

FREE STATE
Bambanani Mine
8.06

7.78

7.86

3,140

3,141

12,816

Tshepong Mine
7.97

8.24

8.20

3,021

3,034

11,898

Matjhabeng Mine
9.49

8.52

7.75

1,366

1,328

5,841

Joel Mine
3.66

3.07

3.56

915

910

3,959

Surface Operations
0.64

0.67

0.75

582

622

2,765

WEST WITS
TauTona Mine
11.23

12.30

11.94

4,781

5,021

19,355

Savuka Mine
7.57

7.98

7.97

1,835

1,860

7,476

Mponeng Mine
8.43

8.35

7.71

3,236

3,144

11,386

Elandsrand Mine
-

-

6.13

-

-

620

Deelkraal Mine
-

-

7.55

-

-

417

Surface Operations
-

0.76

0.94

-

10

54

AFRICAN REGION
3.58

3.74

3.71

7,254

7,113

26,992

Navachab
2.02

1.95

2.04

723

636

2,694

Sadiola - Attributable 38%
3.45

2.81

3.13

1,724

1,455

6,336

Morila - Attributable 40%
5.79

6.74

6.87

1,796

2,031

7,848

Geita - Attributable 50%
3.60

4.17

3.70

2,148

2,225

8,485

Yatela - Attributable 40%
3.28

3.38

3.33

863

766

1,629

NORTH AMERICAN REGION
1.25

1.45

1.27

3,307

4,189

15,436

Cripple Creek & Victor J.V.
0.58

0.72

0.59

1,401

1,899

6,656

Jerritt Canyon J.V. - Attributable 70%
8.86

8.99

9.41

1,906

2,290

8,780

SOUTH AMERICAN REGION
7.89

8.07

7.82

3,599

3,494

13,709

Morro Velho
6.85

6.78

6.63

1,740

1,642

6,511

Serra Grande - Attributable 50%
7.53

8.46

8.08

704

784

2,991

10.62

10.89

10.51

1,155

1,068

4,207

AUSTRALIAN REGION
2.09

1.84

1.97

3,863

4,178

15,819

Sunrise Dam
3.13

3.36

3.81

2,378

2,393

9,177

Boddington - Attributable 33.33%
1.09

0.92

0.92

531

679

2,425

Tanami - Attributable 40%
-

1.25

1.81

26

191

669

Union Reefs
1.53

1.36

1.36

928

915

3,548

ANGLOGOLD GROUP
53,471

55,440

217,203

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICAN REGION
35,541

37,027

145,611

VAAL RIVER
Great Noligwa Mine
266

293

273

7,535

8,622

31,334

Kopanang Mine
158

176

167

3,606

4,164

15,432

Tau Lekoa Mine
171

136

169

2,316

1,907

8,933

Surface Operations
391

369

438

562

680

2,842

ERGO
708

689

692

2,546

2,552

10,336

FREE STATE
Bambanani Mine
162

153

155

3,140

3,184

12,832

Tshepong Mine
221

222

215

3,021

3,076

11,909

Matjhabeng Mine
171

150

142

1,366

1,345

5,850

Joel Mine
124

109

104

1,020

831

4,056

Surface Operations
310

407

471

583

631

2,765

WEST WITS
TauTona Mine
271

279

265

4,778

5,021

19,360

Savuka Mine
140

144

144

1,834

1,860

7,478

Mponeng Mine
197

194

173

3,234

3,144

11,388

Elandsrand Mine
-

-

104

-

-

623

Deelkraal Mine
-

-

123

-

-

419

Surface Operations
-

-

-

-

10

54

AFRICAN REGION
7,303

7,360

27,126

Navachab
688

621

648

723

636

2,694

Sadiola - Attributable 38%
2,576

2,203

2,391

1,744

1,510

6,249

Morila - Attributable 40%
2,786

3,125

3,586

1,796

2,031

7,848

Geita - Attributable 50%
1,889

1,800

1,916

2,148

2,225

8,485

Yatela - Attributable 40%
1,905

1,698

1,802

892

958

1,850

NORTH AMERICAN REGION
3,307

4,189

15,436

Cripple Creek & Victor J.V.
1,666

2,255

1,997

1,401

1,899

6,656

Jerritt Canyon J.V. - Attributable 70%
2,223

2,712

2,539

1,906

2,290

8,780

SOUTH AMERICAN REGION
3,669

3,524

14,101

Morro Velho
396

381

380

1,798

1,722

6,892

Serra Grande - Attributable 50%
895

1,003

953

710

784

3,044

2,128

1,893

1,947

1,161

1,018

4,165

AUSTRALIAN REGION
3,957

3,981

15,588

Sunrise Dam
2,624

2,698

2,591

2,345

2,222

8,912

Boddington - Attributable 33.33%
2,025

1,691

1,553

614

673

2,465

Tanami - Attributable 40%
1,257

1,396

1,055

25

188

659

Union Reefs
1,883

1,824

1,795

973

898

3,552

ANGLOGOLD GROUP
53,777

56,081

217,862

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICAN REGION
49,757

49,648

50,065

56,039

55,536

56,121

VAAL RIVER
Great Noligwa Mine
31,027

31,758

33,068

33,922

34,561

35,453

Kopanang Mine
46,062

47,030

48,121

52,001

51,902

52,844

Tau Lekoa Mine
55,573

65,845

55,545

64,162

74,990

63,265

Surface Operations
50,320

43,428

42,632

50,330

43,431

42,637

ERGO
60,243

59,616

58,884

63,775

62,607

62,528

FREE STATE
Bambanani Mine
67,205

63,913

63,153

74,830

71,675

69,804

Tshepong Mine
50,940

50,260

48,938

60,483

60,363

57,971

Matjhabeng Mine
54,842

66,335

63,542

62,481

74,994

80,046

Joel Mine
89,352

92,976

93,463

106,807

110,614

114,912

Surface Operations
53,467

52,022

45,938

53,467

52,568

46,163

WEST WITS
TauTona Mine
43,917

41,583

42,347

47,569

44,836

45,482

Savuka Mine
73,341

69,087

68,209

75,105

70,795

71,727

Mponeng Mine
56,391

57,009

61,221

72,043

71,345

75,669

Elandsrand Mine
-

-

90,300

-

-

90,373

Deelkraal Mine
-

-

82,790

-

-

83,180

Surface Operations
-

-

2,817

-

-

2,817

AFRICAN REGION
45,298

35,330

36,083

61,199

51,755

51,704

Navachab
46,068

48,868

45,101

50,139

52,652

48,670

Sadiola - Attributable 38%
42,920

37,009

36,356

63,430

55,702

54,393

Morila - Attributable 40%
38,573

28,236

28,533

63,085

48,304

49,201

Geita - Attributable 50%
53,944

40,461

41,123

60,099

56,429

53,428

Yatela - Attributable 40%
50,163

39,359

45,083

72,468

53,102

63,362

NORTH AMERICAN REGION
77,058

53,915

58,213

108,322

73,563

80,388

Cripple Creek & Victor J.V.
69,780

52,099

51,837

102,678

76,005

76,845

Jerritt Canyon J.V. - Attributable 70%
80,818

54,108

61,555

110,878

70,222

81,580

SOUTH AMERICAN REGION
40,627

34,543

37,135

69,407

52,026

57,905

Morro Velho
39,884

32,493

35,351

73,664

48,891

55,628

Serra Grande - Attributable 50%
36,621

27,005

29,729

55,620

41,784

45,781

41,366

31,775

36,799

66,739

51,759

60,295

AUSTRALIAN REGION
59,481

53,263

53,382

74,612

63,434

65,369

Sunrise Dam
53,367

46,048

42,916

68,677

58,494

56,193

Boddington - Attributable 33.33%
49,985

47,472

51,119

56,176

48,678

57,475

Tanami - Attributable 40%
-

64,301

70,894

67,499

84,277

86,105

Union Reefs
78,059

62,595

64,208

93,185

69,870

74,426

ANGLOGOLD GROUP
51,710

47,687

48,828

62,995

57,046

58,579

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Operating profit - Rm
Capital expenditure - Rm
SOUTH AFRICAN REGION
277.4

190.9

834.7

VAAL RIVER
Great Noligwa Mine
402.6

335.7

1,270.4

5.5

1.3

10.3

Kopanang Mine
123.9

94.3

361.9

14.2

5.6

26.0

Tau Lekoa Mine
52.4

(15.1)

89.4

7.5

2.2

20.4

Surface Operations
22.9

21.9

100.9

-

-

-

Moab Khotsong
100.7

102.5

369.4

ERGO
57.9

31.4

137.0

(0.2)

-

0.8

FREE STATE
Bambanani Mine
32.8

10.9

82.2

14.6

1.8

28.9

Tshepong Mine
72.9

44.8

221.5

0.6

-

0.6

Matjhabeng Mine
17.1

0.3

(37.7)

-

-

-

Joel Mine
(0.5)

(10.9)

(62.0)

8.2

9.1

37.4

Surface Operations
21.0

22.0

105.3

-

-

-

WEST WITS
TauTona Mine
185.7

150.3

592.5

21.9

16.8

63.7

Savuka Mine
15.5

7.6

29.8

4.1

-

4.1

Mponeng Mine
51.5

11.0

13.9

100.3

51.6

261.1

Elandsrand Mine
-

-

(14.0)

-

-

12.0

Deelkraal Mine
-

-

(6.4)

-

-

-

Surface Operations
-

0.8

3.6

-

-

-

AFRICAN REGION
64.6

69.0

287.2

Navachab
30.3

14.9

76.4

3.9

0.2

5.4

Sadiola - Attributable 38%
70.4

37.4

188.4

29.5

9.5

54.9

Morila - Attributable 40%
53.9

53.4

209.6

28.7

22.5

99.9

Geita - Attributable 50%
82.5

46.7

224.1

(10.9)

35.8

62.3

Yatela
18.2

22.8

41.0

13.4

1.0

64.7

NORTH AMERICAN REGION
357.1

191.4

835.5

Cripple Creek & Victor J.V.
17.9

18.7

87.9

339.0

166.4

745.5

Jerritt Canyon J.V. - Attributable 70%
(4.9)

30.0

58.8

18.9

25.0

90.1

Exploration
(0.8)

-

(0.1)

SOUTH AMERICAN REGION
52.4

54.9

200.2

Morro Velho
65.6

49.3

230.3

20.5

25.0

84.4

Serra Grande - Attributable 50%
39.0

34.0

132.9

6.8

9.3

25.3

Cerro Vanguardia - Attributable 46.25%
57.2

33.7

126.9

5.4

7.6

38.4

Minorities and exploration
19.7

13.0

52.1

AUSTRALIAN REGION
45.3

99.0

351.9

Sunrise Dam
67.6

39.4

224.8

28.1

91.8

310.5

Boddington - Attributable 33.33%
21.7

19.5

52.2

2.0

-

5.6

Tanami - Attributable 40%
(6.1)

(1.9)

(12.0)

1.5

-

3.4

Union Reefs
14.9

15.5

22.9

-

1.7

1.8

Brocks Creek
0.1

(0.5)

(0.5)

-

-

0.2

Exploration
13.7

5.5

30.4

Other
37.0

18.1

65.0

18.2

25.8

57.5

ANGLOGOLD GROUP TOTAL
1,621

1,136

4,617

815

631

2,567

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION *
 0.239

 0.245

 0.239

1,140

1,172

4,670

VAAL RIVER
Great Noligwa Mine
 0.351

 0.394

 0.360

 242

 268

1 004

Kopanang Mine
 0.198

 0.221

 0.216

 116

 130

 494

Tau Lekoa Mine
 0.133

 0.109

 0.129

 74

 58

 286

Surface Operations
 0.016

 0.013

 0.015

 18

 21

 91

ERGO
 0.008

 0.007

 0.007

 82

 82

 332

FREE STATE
Bambanani Mine
 0.235

 0.227

 0.229

 101

 101

 412

Tshepong Mine
 0.233

 0.240

 0.239

 97

 98

 383

Matjhabeng Mine
 0.277

 0.248

 0.226

 44

 43

 188

Joel Mine
 0.107

 0.090

 0.104

 29

 29

 127

Surface Operations
 0.019

 0.020

 0.022

 19

 21

 89

WEST WITS
TauTona Mine
 0.328

 0.359

 0.348

 154

 161

 622

Savuka Mine
 0.221

 0.233

 0.232

 59

 60

 240

Mponeng Mine
 0.246

 0.244

 0.225

 104

 101

 366

Elandsrand Mine
-

-

 0.179

-

-

 20

Deelkraal Mine
-

-

 0.220

-

-

 13

Surface Operations
-

 0.022

 0.027

-

-

 2

AFRICAN REGION
 0.104

 0.109

 0.108

 233

 229

 868

Navachab
 0.059

 0.057

 0.060

 23

 20

 87

Sadiola - Attributable 38%
 0.101

 0.082

 0.091

 55

 47

 204

Morila - Attributable 40%
 0.169

 0.197

 0.200

 58

 65

 252

Geita - Attributable 50%
 0.105

 0.122

 0.108

 69

 72

 273

Yatela - Attributable 40%
 0.096

 0.099

 0.097

 28

 25

 52

NORTH AMERICAN REGION
 0.036

 0.042

 0.037

 106

 135

 496

Cripple Creek & Victor J.V.
 0.017

 0.021

 0.017

 45

 61

 214

Jerritt Canyon J.V. - Attributable 70%
 0.259

 0.262

 0.274

 61

 74

 282

SOUTH AMERICAN REGION
 0.230

 0.235

 0.228

 116

 112

 441

Morro Velho
 0.200

 0.198

 0.193

 56

 53

 209

Serra Grande - Attributable 50%
 0.220

 0.247

 0.236

 22

 25

 96

 0.310

 0.318

 0.307

 38

 34

 136

AUSTRALIAN REGION
 0.061

 0.053

 0.057

 124

 134

 508

Sunrise Dam
 0.091

 0.098

 0.111

 76

 77

 295

Boddington - Attributable 33.33%
 0.032

 0.027

 0.027

 17

 22

 78

Tanami - Attributable 40%
-

 0.036

 0.053

-

 6

 21

Union Reefs
 0.046

 0.038

 0.040

 31

 29

 114

ANGLOGOLD GROUP
1,719

1,782

6,983

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICAN REGION
1,143

1,191

4,682

VAAL RIVER
Great Noligwa Mine
8.55

9.40

8.77

242

277

1,007

Kopanang Mine
5.09

5.66

5.36

116

134

496

Tau Lekoa Mine
5.48

4.39

5.42

74

61

287

Surface Operations
12.58

11.85

14.09

18

21

91

ERGO
22.77

22.16

22.26

82

82

332

FREE STATE
Bambanani Mine
5.21

4.92

4.97

101

103

413

Tshepong Mine
7.11

7.14

6.90

97

99

383

Matjhabeng Mine
5.51

4.83

4.56

44

43

188

Joel Mine
3.99

3.50

3.35

33

27

131

Surface Operations
9.95

13.09

15.16

19

20

89

WEST WITS
TauTona Mine
8.70

8.98

8.51

154

162

623

Savuka Mine
4.50

4.63

4.64

59

60

241

Mponeng Mine
6.34

6.23

5.57

104

101

366

Elandsrand Mine
-

-

3.34

-

-

20

Deelkraal Mine
-

-

3.97

-

-

13

Surface Operations
-

-

-

-

1

2

AFRICAN REGION
235

236

872

Navachab
22.11

19.95

20.83

23

20

87

Sadiola - Attributable 38%
82.83

70.82

76.88

56

48

201

Morila - Attributable 40%
89.56

100.48

115.30

58

65

252

Geita - Attributable 50%
60.72

57.87

61.59

69

72

273

Yatela - Attributable 40%
61.26

54.61

57.94

29

31

59

NORTH AMERICAN REGION
106

134

496

Cripple Creek & Victor J.V.
53.57

72.51

64.21

45

61

214

Jerritt Canyon J.V. - Attributable 70%
71.47

87.18

81.63

61

73

282

SOUTH AMERICAN REGION
118

114

453

Morro Velho
12.72

12.25

12.21

57

56

221

Serra Grande - Attributable 50%
28.78

32.26

30.63

23

26

98

68.41

60.88

62.61

38

32

134

AUSTRALIAN REGION
127

128

501

Sunrise Dam
84.37

86.75

83.30

75

71

287

Boddington - Attributable 33.33%
65.09

54.37

49.94

20

22

79

Tanami - Attributable 40%
40.40

44.89

33.91

1

6

21

Union Reefs
60.56

58.65

57.70

31

29

114

ANGLOGOLD GROUP
1,729

1,803

7,004

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICAN REGION
 154

 184

 184

 173

 206

 206

VAAL RIVER
Great Noligwa Mine
 97

 118

 122

 105

 128

 130

Kopanang Mine
 144

 175

 178

 162

 193

 195

Tau Lekoa Mine
 173

 245

 203

 199

 279

 231

Surface Operations
 155

 161

 157

 155

 161

 157

ERGO
 185

 221

 215

 196

 233

 229

FREE STATE
Bambanani Mine
 206

 238

 230

 230

 267

 255

Tshepong Mine
 156

 187

 178

 185

 224

 211

Matjhabeng Mine
 170

 246

 236

 194

 279

 299

Joel Mine
 275

 345

 345

 329

 411

 425

Surface Operations
 165

 193

 167

 165

 195

 168

WEST WITS
TauTona Mine
 135

 154

 154

 146

 166

 166

Savuka Mine
 225

 256

 248

 230

 263

 262

Mponeng Mine
 173

 211

 223

 221

 265

 275

Elandsrand Mine
-

-

 362

-

-

 363

Deelkraal Mine
-

-

 331

-

-

 333

Surface Operations
-

-

 13

-

-

 13

AFRICAN REGION
 138

 131

 129

 187

 192

 186

Navachab
 142

 181

 164

 155

 195

 177

Sadiola - Attributable 38%
 131

 137

 131

 193

 206

 196

Morila - Attributable 40%
 117

 104

 103

 192

 179

 177

Geita - Attributable 50%
 163

 150

 147

 186

 209

 194

Yatela - Attributable 40%
 151

 146

 149

 216

 197

 207

NORTH AMERICAN REGION
235

199

211

331

272

291

Cripple Creek & Victor J.V.
 212

 193

 187

 312

 281

 277

Jerritt Canyon J.V. - Attributable 70%
 248

 200

 223

 341

 260

 296

SOUTH AMERICAN REGION
123

128

134

208

193

208

Morro Velho
 121

 121

 127

 218

 181

 197

Serra Grande - Attributable 50%
 111

 100

 107

 169

 155

 166

 126

 118

 133

 204

 192

 218

AUSTRALIAN REGION
183

197

194

228

235

237

Sunrise Dam
 162

 170

 153

 209

 216

 201

Boddington - Attributable 33.33%
 161

 176

 190

 179

 181

 213

Tanami - Attributable 40%
-

 239

 278

 214

 314

 332

Union Reefs
 237

 232

 230

 283

 259

 267

ANGLOGOLD GROUP
159

176

178

193

211

213

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Operating profit - $m
Capital expenditure - $m
SOUTH AFRICAN REGION
26.9

22.6

95.6

VAAL RIVER
Great Noligwa Mine
38.5

40.0

145.5

0.6

0.1

1.2

Kopanang Mine
11.6

11.2

40.8

1.4

0.6

2.8

Tau Lekoa Mine
4.5

(1.7)

9.4

0.6

0.2

2.2

Surface Operations
2.2

2.6

11.9

-

-

-

Moab Khotsong
10.1

12.2

43.2

ERGO
5.3

3.7

15.1

-

-

0.1

FREE STATE
Bambanani Mine
2.8

1.1

8.8

1.2

0.2

3.0

Tshepong Mine
6.7

5.3

24.9

0.1

-

0.1

Matjhabeng Mine
1.7

(0.1)

(5.3)

-

-

-

Joel Mine
(0.2)

(1.3)

(7.8)

0.9

1.1

4.5

Surface Operations
2.1

2.7

12.4

-

-

-

WEST WITS
TauTona Mine
17.8

17.9

67.8

2.1

2.0

7.2

Savuka Mine
1.4

0.9

3.1

0.4

-

0.4

Mponeng Mine
4.6

1.4

(0.2)

9.5

6.2

29.4

Elandsrand Mine
-

-

(1.8)

-

-

1.5

Deelkraal Mine
-

-

(0.8)

-

-

-

Surface Operations
-

0.1

0.5

-

-

-

AFRICAN REGION
5.5

8.3

33.1

Navachab
3.0

1.8

8.7

0.3

-

0.5

Sadiola - Attributable 38%
7.0

4.5

21.6

2.9

1.1

6.0

Morila - Attributable 40%
5.3

6.4

24.4

2.6

2.8

11.4

Geita - Attributable 50%
7.6

5.6

25.0

(1.1)

4.3

7.9

Yatela
1.8

2.8

4.6

0.8

0.1

7.3

NORTH AMERICAN REGION
34.0

22.8

92.8

Cripple Creek & Victor J.V.
1.7

2.3

10.4

32.3

19.8

82.2

Jerritt Canyon J.V. - Attributable 70%
(0.5)

3.7

7.6

1.8

3.0

10.6

Exploration
(0.1)

-

-

SOUTH AMERICAN REGION
5.0

6.6

23.3

Morro Velho
6.5

6.0

27.2

2.0

3.0

9.9

Serra Grande - Attributable 50%
3.9

4.0

15.5

0.7

1.1

2.9

Cerro Vanguardia - Attributable 46.25%
5.4

4.0

14.1

0.5

0.9

4.6

Minorities and exploration
1.8

1.6

5.9

AUSTRALIAN REGION
4.6

11.7

42.6

Sunrise Dam
5.9

4.5

25.4

2.8

11.0

37.9

Boddington - Attributable 33.33%
2.1

2.3

5.7

0.1

-

0.6

Tanami - Attributable 40%
(0.7)

(0.2)

(1.2)

0.2

-

0.4

Union Reefs
1.4

1.8

2.3

-

0.2

0.3

Brocks Creek
-

(0.1)

(0.1)

-

-

-

Exploration
1.5

0.5

3.4

Other
3.6

1.8

6.5

6.0

3.0

10.6

ANGLOGOLD GROUP TOTAL
153

135

522

82

75

298

NOTES TO THE CASH FLOW STATEMENT
Quarter
Year
Year
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
December
December
December
December
December
December
2001
2001
2000
2001
2001
2000
US Dollar million
SA Rand million
Cash generated from operations
 128

 364

 251

Profit before taxation
1 326

3 233

1 693

Adjusted for:
 22

 31

 1

Non-cash movements
 256

 324

 6

 53

 220

 217

Amortisation of mining assets
 538

1 884

1 508

(6)

(20)

(37)

Interest receivable
(62)

(176)

(250)

Growth in AngloGold Environmental
(1)

(5)

(4)

Rehabilitation Trust
(10)

(42)

(25)

-

(1)

(4)

Income from associates
 5

(7)

(26)

(1)

 2

(7)

(Profit) loss on sale of assets
(13)

 10

(51)

 1

 3

-
                       Unwinding of decommissioning obligation
 9

 22

 2

 14

 72

 69

Finance costs
 143

 608

 481

(5)

(12)

-
                       Movement on hedging activities
(7)

(53)

-

 8

 29

 20

Amortisation of goodwill
 89

 259

 135

-

 3

-
                       Debt written-off
-

 21

-

 1

 1

 93

Impairment of mining assets
-

 3

 708

(6)

(6)

-
                       Investment properties value restatement
(67)

(67)

-

-

 4

-
                       (Profit) loss on sale of mining assets
-

 32

-

 5

 5

 1

Termination of retirement benefit plans
 54

 54

 10

(57)

(73)

(43)

Movement in working capital
(587)

(633)

(294)

 156

 617

 557

1 674

5 472

3 897

The following analyses the movement in
working capital:
(39)

(22)

(43)

(399)

(193)

(292)

(29)

(64)

(35)

Increase in inventories
(300)

(551)

(241)

 11

 13

 35

Increase in trade and other payables
 112

 111

 239

(57)

(73)

(43)

(587)

(633)

(294)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
compre-
earnings
capital and
reserves
translation
hensive
premium
income
SA Rand million
Balance at 31 December 2000
7 951

 149

 325

-

2 579

11 004

Effect of adoption of IAS 39
(1 057)

(186)

(1 243)

Net profit
2 180

2 180

Dividends paid
(1 447)

(1 447)

Ordinary shares issued
 189

 189

Transfer from non-distributable reserves
(6)

 6

-

Translation adjustment
2 674

-

2 674

Balance at 31 December 2001
8 140

 143

2 999

(1 057)

3 132

13 357

US Dollar million
Balance at 31 December 2000
1 050

 20

 43

-

 340

1 453

Effect of adoption of IAS 39
(88)

(25)

(113)

Net profit
 245

 245

Dividends paid
(167)

(167)

Ordinary shares issued
 22

 22

Transfer from non-distributable reserves
(1)

 1

-

Translation adjustment
(391)

(7)

 207

(132)

(323)

Balance at 31 December 2001
 681

 12

 250

(88)

 262

1 117

Increase in trade and other receivables

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
December
September
December
2001
2001
2001
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
120

117

503

Depth to date (below collar)
3,043

2,923

3,043

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
3

-

10

JOEL MINE
Taung North Shaft
Depth to date (below collar)
1,453

1,453

1,453

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

23

Depth to date
27

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
392

385

1,651

Depth to date (below collar)
9,984

9,591

9,984

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
10

-

33

JOEL MINE
Taung North Shaft
Depth to date (below collar)
4,766

4,766

4,766

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

76

Depth to date
89

89

89

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2001
Statistics are shown in metric units
Advance
Sampled
metres             metres            channel
gold
uranium
width                   g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
5,732

756

96.90

39.75

3,852

1.99

193.05

Kopanang Mine
Vaal reef
7,726

80

16.00

456.81

7,309

7.33

117.35

"C" reef
39

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
3,990

614

102.70

9.21

946

0.15

15.18

Moab Khotsong Mine
Vaal reef
1,451

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
3,355

216

97.10

17.50

1,699

0.01

0.80

Tshepong North
Basal reef
6,219

826

20.20

97.72

1,974

2.44

49.30

"B" reef
-

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
193

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
55

-

-

-

-

-

-

Beatrix VS 5 Composite reef
-

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
83

-

-

-

-

-

-

Carbon Leader reef
4,635

114

24.50

94.00

2,303

0.73

17.98

Savuka Mine
Ventersdorp Contact reef
328

-

-

-

-

-

-

Carbon Leader reef
658

52

19.60

215.56

4,225

0.07

1.28

Mponeng Mine
Ventersdorp Contact reef
6,038

618

73.30

20.23

1,483

-

-

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2001
Statistics are shown in imperial units
Advance
Sampled
feet               feet
channel
gold
uranium
width               oz/t
ft.oz/t                   lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
18,806

2,480

38.15

1.16

3.69

3.98

12.65

Kopanang Mine
Vaal reef
25,349

262

6.30

13.32

6.99

14.66

7.70

"C" reef
128

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
13,089

2,014

40.43

0.27

0.91

0.30

1.01

Moab Khotsong Mine
Vaal reef
4,760

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
11,007

709

38.23

0.51

1.63

0.02

0.06

Bambanani West Shaft
Basal reef
-

-

-

-

-

-

-

Tshepong North
Basal reef
20,403

2,710

7.95

2.85

1.89

4.88

3.23

"B" reef
-

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
634

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
179

-

-

-

-

-

-

Beatrix VS 5 Composite reef
-

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
272

-

-

-

-

-

-

Carbon Leader reef
15,206

374

9.65

2.74

2.20

1.46

1.17

Savuka Mine
Ventersdorp Contact reef
1,075

-

-

-

-

-

-

Carbon Leader reef
2,159

171

7.72

6.29

4.04

0.14

0.09

Mponeng Mine
Ventersdorp Contact reef
19,810

2,028

28.86

0.59

1.42

-

-

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
107

112

424

1,156

1,209

4,564

Milled - 000
- tonnes       / - tons
- reef
627

617

2,531

691

680

2,790

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
627

617

2,531

691

680

2,790

Yield
- g/t
/ - oz/t
- reef
12.02

13.51

12.34

0.351

0.394

0.360

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
12.02

13.51

12.34

0.351

0.394

0.360

Gold produced
- kg
/ - oz 000
- reef
7,538

8,333

31,224

242

268

1,004

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
7,538

8,333

31,224

242

268

1,004

Gold sold
- kg
/ - oz 000             - total
7,535

8,622

31,334

242

277

1,007

Revenue
- R/kg
/ - $/oz
- sold
86,113

74,667

76,048

261

277

275

Total cash costs
- R
/ - $
- ton milled
373

429

408

34

46

44

- R/kg
/ - $/oz
- produced
31,027

31,758

33,068

97

118

122

Total production costs - R/kg
/ - $/oz
- produced
33,922

34,561

35,453

105

128

130

PRODUCTIVITY
per employee
- g
/ - oz
- target
 254

 272

 255

8.17

8.75

8.19

- actual
 266

 293

 273

8.55

9.40

8.77

per employee
- m2
/ - ft2
- target
3.76

3.89

3.69

40.45

41.86

39.76

- actual
3.79

3.94

3.71

40.78

42.45

39.88

FINANCIAL RESULTS (MILLION)
Gold income
648.9

643.8

2,382.9

63.2

76.7

277.4

Cost of sales
246.3

308.1

1,112.5

24.7

36.7

131.9

Cash operating costs
232.0

262.8

1,025.0

23.2

31.3

121.4

Other cash costs
1.9

1.9

7.6

0.2

0.2

0.9

Total cash costs
233.9

264.7

1,032.6

23.4

31.5

122.3

Retrenchment costs
3.7

2.6

9.6

0.3

0.3

1.1

Rehabilitation and other non-cash costs
3.2

3.4

6.9

0.3

0.4

0.8

Production costs
240.8

270.7

1,049.1

24.0

32.2

124.2

Amortisation of mining assets
14.9

17.3

57.9

1.5

2.1

6.8

Inventory change
(9.4)

20.1

5.5

(0.8)

2.4

0.9

Operating profit
402.6

335.7

1,270.4

38.5

40.0

145.5

Capital expenditure
5.5

1.3

10.3

0.6

0.1

1.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
105

119

421

1,128

1,278

4,536

Milled - 000
- tonnes       / - tons
- reef
532

532

2,079

586

586

2,291

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
532

532

2,079

586

586

2,291

Yield
- g/t
/ - oz/t
- reef
6.78

7.58

7.40

0.198

0.221

0.216

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
6.78

7.58

7.40

0.198

0.221

0.216

Gold produced
- kg
/ - oz 000
- reef
3,608

4,033

15,381

116

130

494

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,608

4,033

15,381

116

130

494

Gold sold
- kg
/ - oz 000             - total
3,606

4,164

15,432

116

134

496

Revenue
- R/kg
/ - $/oz
- sold
86,214

74,717

75,916

261

277

275

Total cash costs
- R
/ - $
- ton milled
312

356

356

28

39

38

- R/kg
/ - $/oz
- produced
46,062

47,030

48,121

144

175

178

Total production costs - R/kg
/ - $/oz
- produced
52,001

51,902

52,844

162

193

195

PRODUCTIVITY
per employee
- g
/ - oz
- target
 166

 173

 165

5.35

5.58

5.31

- actual
 158

 176

 167

5.09

5.66

5.36

per employee
- m2
/ - ft2
- target
4.74

4.89

4.79

51.01

52.59

51.52

- actual
4.60

5.19

4.57

49.46

55.82

49.19

FINANCIAL RESULTS (MILLION)
Gold income
310.9

311.1

1,171.5

30.3

37.1

136.7

Cost of sales
187.0

216.8

809.6

18.7

25.9

95.9

Cash operating costs
164.7

188.2

734.3

16.6

22.5

87.1

Other cash costs
1.4

1.4

5.8

0.1

0.2

0.7

Total cash costs
166.1

189.6

740.1

16.7

22.7

87.8

Retrenchment costs
4.2

1.9

8.9

0.4

0.2

1.0

Rehabilitation and other non-cash costs
2.4

2.5

5.1

0.2

0.3

0.6

Production costs
172.7

194.0

754.1

17.3

23.2

89.4

Amortisation of mining assets
14.9

15.3

58.7

1.5

1.8

6.9

Inventory change
(0.6)

7.5

(3.2)

(0.1)

0.9

(0.4)

Operating profit
123.9

94.3

361.9

11.6

11.2

40.8

Capital expenditure
14.2

5.6

26.0

1.4

0.6

2.8

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
98

94

388

1,056

1,007

4,176

Milled - 000
- tonnes       / - tons
- reef
508

489

2,012

560

539

2,218

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
508

489

2,012

560

539

2,218

Yield
- g/t
/ - oz/t
- reef
4.56

3.72

4.42

0.133

0.109

0.129

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
4.56

3.72

4.42

0.133

0.109

0.129

Gold produced
- kg
/ - oz 000
- reef
2,317

1,819

8,899

74

58

286

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
2,317

1,819

8,899

74

58

286

Gold sold
- kg
/ - oz 000             - total
2,316

1,907

8,933

74

61

287

Revenue
- R/kg
/ - $/oz
- sold
86,647

74,730

76,203

261

277

275

Total cash costs
- R
/ - $
- ton milled
253

245

246

23

27

26

- R/kg
/ - $/oz
- produced
55,573

65,845

55,545

173

245

203

Total production costs - R/kg
/ - $/oz
- produced
64,162

74,990

63,265

199

279

231

PRODUCTIVITY
per employee
- g
/ - oz
- target
 196

 192

 190

6.31

6.16

6.10

- actual
 171

 136

 169

5.48

4.39

5.42

per employee
- m2
/ - ft2
- target
7.87

8.13

7.77

84.68

87.47

83.64

- actual
7.22

7.02

7.35

77.72

75.56

79.16

FINANCIAL RESULTS (MILLION)
Gold income
200.7

142.6

680.7

19.4

17.0

79.0

Cost of sales
148.3

157.7

591.3

14.9

18.7

69.6

Cash operating costs
127.8

118.8

490.5

12.8

14.2

57.7

Other cash costs
0.9

0.9

3.8

0.1

0.1

0.5

Total cash costs
128.7

119.7

494.3

12.9

14.3

58.2

Retrenchment costs
3.4

2.0

7.1

0.3

0.2

0.8

Rehabilitation and other non-cash costs
1.6

1.7

3.4

0.2

0.2

0.4

Production costs
133.7

123.4

504.8

13.4

14.7

59.4

Amortisation of mining assets
14.9

12.9

58.2

1.5

1.5

6.8

Inventory change
(0.3)

21.4

28.3

-

2.5

3.4

Operating profit
52.4

(15.1)

89.4

4.5

(1.7)

9.4

Capital expenditure
7.5

2.2

20.4

0.6

0.2

2.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes       / - tons
- reclamation from rehabilitation
44

32

141

49

36

155

- waste
-

-

-

-

-

-

- surface and dump reclamation
1,009

1,394

5,211

1,113

1,536

5,744

 - total
1,053

1,426

5,352

1,162

1,572

5,899

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
1.20

0.77

1.42

0.035

0.022

0.041

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.50

0.46

0.51

0.015

0.013

0.015

 - average
0.53

0.46

0.53

0.016

0.013

0.015

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
53

25

200

2

1

6

- waste
-

-

-

-

-

-

- surface and dump reclamation
509

635

2,642

16

20

85

 - total
562

660

2,842

18

21

91

Gold sold
- kg
/ - oz 000             - total
562

680

2,842

18

21

91

Revenue
- R/kg
/ - $/oz
- sold
86,544

74,399

75,200

262

276

276

Total cash costs *
- R
/ - $
- ton milled
25

20

22

2

2

2

- R/kg
/ - $/oz
- produced
50,320

43,428

42,632

155

161

157

Total production costs - R/kg
/ - $/oz
- produced
50,330

43,431

42,637

155

161

157

PRODUCTIVITY
per employee
- g
/ - oz
- target
 315

 292

 311

10.11

9.39

10.00

- actual
 391

 369

 438

12.58

11.85

14.09

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
48.9

50.6

214.1

4.7

6.0

25.2

Cost of sales
26.0

28.7

113.2

2.5

3.4

13.3

Cash operating costs
25.5

27.5

112.3

2.5

3.3

13.3

Other cash costs
0.1

0.1

0.4

-

-

-

Total cash costs
25.6

27.6

112.7

2.5

3.3

13.3

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
25.6

27.6

112.7

2.5

3.3

13.3

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
0.4

1.1

0.5

-

0.1

-

Operating profit
22.9

21.9

100.9

2.2

2.6

11.9

Moab Khotsong
Capital expenditure
100.7

102.5

369.4

10.1

12.2

43.2

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes      / - tons
- 000
9,700

10,255

41,273

10,692

11,304

45,496

Yield
- g/t
/ - oz/t
0.26

0.25

0.25

0.008

0.007

0.007

Gold produced
- kg
/ - oz 000
2,547

2,551

10,314

82

82

332

Gold sold
- kg
/ - oz 000
2,546

2,552

10,336

82

82

332

Revenue
- R/kg
/ - $/oz
- sold
87,218

74,702

76,232

261

277

275

Total cash costs
- R
/ - $
- ton treated
16

15

15

1

2

2

- R/kg
/ - $/oz
- produced
60,243

59,616

58,884

185

221

215

Total production costs     - R/kg
/ - $/oz
- produced
63,775

62,607

62,528

196

233

229

PRODUCTIVITY
per employee
- g
/ - oz
- target
 582

 603

 605

18.71

19.40

19.46

- actual
 708

 689

 692

22.77

22.16

22.26

FINANCIAL RESULTS (MILLION)
Gold income
222.1

190.6

787.9

21.4

22.7

91.4

Cost of sales
164.2

159.2

650.9

16.1

19.0

76.3

Cash operating costs
152.8

151.5

605.0

15.1

18.1

71.1

Other cash costs
0.6

0.6

2.4

0.1

0.1

0.3

Total cash costs
153.4

152.1

607.4

15.2

18.2

71.4

Retrenchment costs
1.2

0.3

2.3

0.1

-

0.2

Rehabilitation and other non-cash costs
3.7

3.3

15.1

0.4

0.4

1.8

Production costs
158.3

155.7

624.8

15.7

18.6

73.4

Amortisation of mining assets
4.1

4.1

20.2

0.4

0.5

2.4

Inventory change
1.8

(0.6)

5.9

-

(0.1)

0.5

Operating profit
57.9

31.4

137.0

5.3

3.7

15.1

Capital expenditure
(0.2)

-

0.8

-

-

0.1

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
BAMBANANI MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
67

72

278

721

777

2,995

Milled - 000
- tonnes       / - tons
- reef
389

404

1,631

429

445

1,798

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
389

404

1,631

429

445

1,798

Yield
- g/t
/ - oz/t
- reef
8.06

7.78

7.86

0.235

0.227

0.229

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.06

7.78

7.86

0.235

0.227

0.229

Gold produced
- kg
/ - oz 000
- reef
3,140

3,141

12,816

101

101

412

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,140

3,141

12,816

101

101

412

Gold sold
- kg
/ - oz 000             - total
3,140

3,184

12,832

101

103

413

Revenue
- R/kg
/ - $/oz
- sold
86,621

74,844

76,202

261

277

275

Total cash costs
- R
/ - $
- ton milled
542

497

496

49

54

53

- R/kg
/ - $/oz
- produced
67,205

63,913

63,153

206

238

230

Total production costs - R/kg
/ - $/oz
- produced
74,830

71,675

69,804

230

267

255

PRODUCTIVITY
per employee
- g
/ - oz
- target
 220

 193

 187

7.07

6.22

6.00

- actual
 162

 153

 155

5.21

4.92

4.97

per employee
- m2
/ - ft2
- target
4.22

4.17

3.91

45.40

44.84

42.12

- actual
3.45

3.52

3.36

37.18

37.88

36.14

FINANCIAL RESULTS (MILLION)
Gold income
272.0

238.3

977.9

26.4

28.4

113.6

Cost of sales
239.2

227.4

895.7

23.6

27.3

104.8

Cash operating costs
209.7

199.4

804.0

20.7

23.8

94.3

Other cash costs
1.3

1.3

5.4

0.1

0.2

0.6

Total cash costs
211.0

200.7

809.4

20.8

24.0

94.9

Retrenchment costs
5.7

5.5

25.4

0.5

0.7

3.0

Rehabilitation and other non-cash costs
6.4

8.3

14.8

0.7

1.0

1.7

Production costs
223.1

214.5

849.6

22.0

25.7

99.6

Amortisation of mining assets
11.9

10.6

45.0

1.2

1.3

5.3

Inventory change
4.2

2.3

1.1

0.4

0.3

(0.1)

Operating profit
32.8

10.9

82.2

2.8

1.1

8.8

Capital expenditure
14.6

1.8

28.9

1.2

0.2

3.0

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
TSHEPONG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
106

103

403

1,140

1,107

4,342

Milled - 000
- tonnes       / - tons
- reef
379

368

1,450

418

406

1,599

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
379

368

1,450

418

406

1,599

Yield
- g/t
/ - oz/t
- reef
7.97

8.24

8.20

0.233

0.240

0.239

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.97

8.24

8.20

0.233

0.240

0.239

Gold produced
- kg
/ - oz 000
- reef
3,021

3,034

11,898

97

98

383

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,021

3,034

11,898

97

98

383

Gold sold
- kg
/ - oz 000             - total
3,021

3,076

11,909

97

99

383

Revenue
- R/kg
/ - $/oz
- sold
87,656

74,810

76,568

262

277

275

Total cash costs
- R
/ - $
- ton milled
406

414

401

36

45

43

- R/kg
/ - $/oz
- produced
50,940

50,260

48,938

156

187

178

Total production costs - R/kg
/ - $/oz
- produced
60,483

60,363

57,971

185

224

211

PRODUCTIVITY
per employee
- g
/ - oz
- target
 178

 179

 175

5.71

5.75

5.63

- actual
 221

 222

 215

7.11

7.14

6.90

per employee
- m2
/ - ft2
- target
6.34

6.40

6.42

68.28

68.85

69.12

- actual
7.75

7.53

7.28

83.37

81.04

78.36

FINANCIAL RESULTS (MILLION)
Gold income
264.8

230.1

911.8

25.4

27.4

105.3

Cost of sales
191.9

185.3

690.3

18.7

22.1

80.4

Cash operating costs
153.2

151.7

579.2

15.0

18.1

67.7

Other cash costs
0.7

0.8

3.1

0.1

0.1

0.4

Total cash costs
153.9

152.5

582.3

15.1

18.2

68.1

Retrenchment costs
2.1

2.2

9.3

0.2

0.3

1.1

Rehabilitation and other non-cash costs
4.8

6.4

11.3

0.5

0.8

1.3

Production costs
160.8

161.1

602.9

15.8

19.3

70.5

Amortisation of mining assets
22.0

22.1

86.8

2.1

2.6

10.2

Inventory change
9.1

2.1

0.6

0.8

0.2

(0.3)

Operating profit
72.9

44.8

221.5

6.7

5.3

24.9

Capital expenditure
0.6

-

0.6

0.1

-

0.1

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
MATJHABENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
27

29

140

289

317

1,508

Milled - 000
- tonnes       / - tons
- reef
144

156

754

159

172

831

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
144

156

754

159

172

831

Yield
- g/t
/ - oz/t
- reef
9.49

8.52

7.75

0.277

0.248

0.226

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
9.49

8.52

7.75

0.277

0.248

0.226

Gold produced
- kg
/ - oz 000
- reef
1,366

1,328

5,841

44

43

188

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,366

1,328

5,841

44

43

188

Gold sold
- kg
/ - oz 000             - total
1,366

1,345

5,850

44

43

188

Revenue
- R/kg
/ - $/oz
- sold
85,857

74,723

75,756

260

277

276

Total cash costs
- R
/ - $
- ton milled
521

565

492

47

61

53

- R/kg
/ - $/oz
- produced
54,842

66,335

63,542

170

246

236

Total production costs - R/kg
/ - $/oz
- produced
62,481

74,994

80,046

194

279

299

PRODUCTIVITY
per employee
- g
/ - oz
- target
 138

 138

 142

4.44

4.43

4.56

- actual
 171

 150

 142

5.51

4.83

4.56

per employee
- m2
/ - ft2
- target
3.01

3.02

3.39

32.45

32.55

36.46

- actual
3.36

3.33

3.40

36.19

35.86

36.63

FINANCIAL RESULTS (MILLION)
Gold income
117.3

100.5

443.2

11.4

12.0

51.9

Cost of sales
100.2

100.2

480.9

9.7

12.1

57.2

Cash operating costs
73.8

87.0

366.8

7.3

10.4

43.8

Other cash costs
1.1

1.1

4.3

0.1

0.1

0.5

Total cash costs
74.9

88.1

371.2

7.4

10.5

44.3

Retrenchment costs
4.8

3.8

76.2

0.5

0.5

9.5

Rehabilitation and other non-cash costs
2.3

3.0

5.4

0.2

0.4

0.6

Production costs
82.0

94.9

452.8

8.1

11.4

54.4

Amortisation of mining assets
3.4

4.7

14.8

0.3

0.6

1.7

Inventory change
14.8

0.6

13.3

1.3

0.1

1.1

Operating profit
17.1

0.3

(37.7)

1.7

(0.1)

(5.3)

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
JOEL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
40

49

210

431

532

2,255

Milled - 000
- tonnes       / - tons
- reef
227

296

1,089

250

326

1,200

- waste
23

-

23

26

-

26

- surface and dump reclamation
-

-

-

-

-

-

 - total
250

296

1,112

276

326

1,226

Yield
- g/t
/ - oz/t
- reef
4.03

3.07

3.64

0.118

0.090

0.106

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
3.66

3.07

3.56

0.107

0.090

0.104

Gold produced
- kg
/ - oz 000
- reef
915

910

3,959

29

29

127

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
915

910

3,959

29

29

127

Gold sold
- kg
/ - oz 000             - total
1,020

831

4,056

33

27

131

Revenue
- R/kg
/ - $/oz
- sold
101,957

99,117

96,724

315

368

354

Total cash costs
- R
/ - $
- ton milled
327

286

333

29

31

36

- R/kg
/ - $/oz
- produced
89,352

92,976

93,463

275

345

345

Total production costs - R/kg
/ - $/oz
- produced
106,807

110,614

114,912

329

411

425

PRODUCTIVITY
per employee
- g
/ - oz
- target
 165

 157

 158

5.31

5.05

5.08

- actual
 124

 109

 104

3.99

3.50

3.35

per employee
- m2
/ - ft2
- target
6.78

6.71

6.60

72.95

72.26

71.01

- actual
5.42

5.92

5.51

58.32

63.75

59.34

FINANCIAL RESULTS (MILLION)
Gold income
104.0

82.4

392.3

10.3

9.8

46.1

Cost of sales
104.5

93.3

454.3

10.5

11.1

53.9

Cash operating costs
81.0

83.8

366.9

8.0

10.0

43.5

Other cash costs
0.8

0.8

3.2

0.1

0.1

0.4

Total cash costs
81.8

84.6

370.1

8.1

10.1

43.9

Retrenchment costs
1.2

1.5

21.4

0.1

0.2

2.6

Rehabilitation and other non-cash costs
0.1

0.1

0.2

-

-

-

Production costs
83.1

86.2

391.7

8.2

10.3

46.5

Amortisation of mining assets
14.7

14.5

63.3

1.5

1.7

7.5

Inventory change
6.7

(7.4)

(0.7)

0.8

(0.9)

(0.1)

Operating profit
(0.5)

(10.9)

(62.0)

(0.2)

(1.3)

(7.8)

Capital expenditure
8.2

9.1

37.4

0.9

1.1

4.5

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes       / - tons
- reclamation from rehabilitation
134

141

625

147

156

689

- waste
-

-

-

-

-

-

- surface and dump reclamation
781

785

3,048

861

865

3,360

 - total
914

926

3,673

1,008

1,021

4,049

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
0.83

1.08

1.16

0.024

0.031

0.034

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.61

0.60

0.67

0.018

0.017

0.020

 - average
0.64

0.67

0.75

0.019

0.020

0.022

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
110

152

723

4

6

23

- waste
-

-

-

-

-

-

- surface and dump reclamation
472

470

2,041

15

15

66

 - total
582

622

2,765

19

21

89

Gold sold
- kg
/ - oz 000             - total
583

631

2,765

19

20

89

Revenue
- R/kg
/ - $/oz
- sold
86,383

74,793

75,766

261

277

276

Total cash costs *
- R
/ - $
- ton milled
32

31

31

3

3

3

- R/kg
/ - $/oz
- produced
53,467

52,022

45,938

165

193

167

Total production costs - R/kg
/ - $/oz
- produced
53,467

52,568

46,163

165

195

168

PRODUCTIVITY
per employee
- g
/ - oz
- target
 303

 309

 336

9.74

9.95

10.81

- actual
 310

 407

 471

9.95

13.09

15.16

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
50.3

47.1

208.5

4.9

5.6

24.5

Cost of sales
29.3

25.1

103.2

2.8

2.9

12.1

Cash operating costs
25.3

24.4

93.7

2.5

2.9

11.0

Other cash costs
-

-

0.1

-

-

-

Total cash costs
25.3

24.4

93.8

2.5

2.9

11.0

Retrenchment costs
-

0.3

0.5

-

-

0.1

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
25.3

24.7

94.3

2.5

2.9

11.1

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
4.0

0.4

8.9

0.3

-

1.0

Operating profit
21.0

22.0

105.3

2.1

2.7

12.4

Capital expenditure
(0.5)

-

(0.5)

-

-

-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
77

77

292

824

832

3,139

Milled - 000
- tonnes       / - tons
- reef
426

408

1,621

469

450

1,787

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
426

408

1,621

469

450

1,787

Yield
- g/t
/ - oz/t
- reef
11.23

12.30

11.94

0.328

0.359

0.348

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
11.23

12.30

11.94

0.328

0.359

0.348

Gold produced
- kg
/ - oz 000
- reef
4,781

5,021

19,355

154

161

622

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
4,781

5,021

19,355

154

161

622

Gold sold
- kg
/ - oz 000             - total
4,778

5,021

19,360

154

162

623

Revenue
- R/kg
/ - $/oz
- sold
86,609

74,743

76,224

261

277

275

Total cash costs
- R
/ - $
- ton milled
493

511

505

44

55

54

- R/kg
/ - $/oz
- produced
43,917

41,583

42,347

135

154

154

Total production costs - R/kg
/ - $/oz
- produced
47,569

44,836

45,482

146

166

166

PRODUCTIVITY
per employee
- g
/ - oz
- target
 279

 279

 272

8.97

8.98

8.73

- actual
 271

 279

 265

8.70

8.98

8.51

per employee
- m2
/ - ft2
- target
4.43

4.30

4.22

47.66

46.27

45.37

- actual
4.33

4.30

3.99

46.63

46.30

42.92

FINANCIAL RESULTS (MILLION)
Gold income
413.8

375.3

1,475.7

40.1

44.7

171.3

Cost of sales
228.1

225.0

883.2

22.3

26.8

103.5

Cash operating costs
208.7

207.5

814.4

20.6

24.7

95.5

Other cash costs
1.2

1.2

5.2

0.1

0.1

0.6

Total cash costs
209.9

208.7

819.6

20.7

24.8

96.1

Retrenchment costs
2.5

2.1

8.7

0.2

0.3

1.0

Rehabilitation and other non-cash costs
0.5

1.0

1.6

-

0.1

0.2

Production costs
212.9

211.8

829.9

20.9

25.2

97.3

Amortisation of mining assets
14.5

13.2

50.3

1.4

1.6

5.9

Inventory change
0.7

-

3.0

-

-

0.3

Operating profit
185.7

150.3

592.5

17.8

17.9

67.8

Capital expenditure
21.9

16.8

63.7

2.1

2.0

7.2

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
47

53

196

504

571

2,113

Milled - 000
- tonnes        / - tons
- reef
242

233

938

267

257

1,034

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
242

233

938

267

257

1,034

Yield
- g/t
/ - oz/t
- reef
7.57

7.98

7.97

0.221

0.233

0.232

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.57

7.98

7.97

0.221

0.233

0.232

Gold produced
- kg
/ - oz 000
- reef
1,835

1,860

7,476

59

60

240

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,835

1,860

7,476

59

60

240

Gold sold
- kg
/ - oz 000             - total
1,834

1,860

7,478

59

60

241

Revenue
- R/kg
/ - $/oz
- sold
86,271

74,891

76,104

261

277

275

Total cash costs
- R
/ - $
- ton milled
555

551

544

50

60

58

- R/kg
/ - $/oz
- produced
73,341

69,087

68,209

225

256

248

Total production costs - R/kg
/ - $/oz
- produced
75,105

70,795

71,727

230

263

262

PRODUCTIVITY
per employee
- g
/ - oz
- target
 164

 168

 166

5.28

5.40

5.34

- actual
 140

 144

 144

4.50

4.63

4.64

per employee
- m2
/ - ft2
- target
4.54

4.52

4.50

48.92

48.65

48.41

- actual
3.58

4.11

3.79

38.48

44.23

40.83

FINANCIAL RESULTS (MILLION)
Gold income
158.3

139.3

569.1

15.4

16.6

66.2

Cost of sales
142.8

131.7

539.3

14.0

15.7

63.1

Cash operating costs
133.7

127.6

506.3

13.2

15.2

59.3

Other cash costs
0.9

0.9

3.6

0.1

0.1

0.4

Total cash costs
134.6

128.5

509.9

13.3

15.3

59.7

Retrenchment costs
1.8

1.4

7.3

0.2

0.2

0.9

Rehabilitation and other non-cash costs
0.3

0.6

0.9

-

0.1

0.1

Production costs
136.7

130.5

518.1

13.5

15.6

60.7

Amortisation of mining assets
1.2

1.2

18.1

0.1

0.1

2.3

Inventory change
4.9

-

3.1

0.4

-

0.1

Operating profit
15.5

7.6

29.8

1.4

0.9

3.1

Capital expenditure
4.1

-

4.1

0.4

-

0.4

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
68

67

254

733

725

2,734

Milled - 000
- tonnes        / - tons
- reef
384

376

1,476

423

415

1,627

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
384

376

1,476

423

415

1,627

Yield
- g/t
/ - oz/t
- reef
8.43

8.35

7.71

0.246

0.244

0.225

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.43

8.35

7.71

0.246

0.244

0.225

Gold produced
- kg
/ - oz 000
- reef
3,236

3,144

11,386

104

101

366

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,236

3,144

11,386

104

101

366

Gold sold
- kg
/ - oz 000             - total
3,234

3,144

11,388

104

101

366

Revenue
- R/kg
/ - $/oz
- sold
86,396

74,847

76,732

261

277

274

Total cash costs
- R
/ - $
- ton milled
475

476

472

42

52

50

- R/kg
/ - $/oz
- produced
56,391

57,009

61,221

173

211

223

Total production costs - R/kg
/ - $/oz
- produced
72,043

71,345

75,669

221

265

275

PRODUCTIVITY
per employee
- g
/ - oz
- target
 183

 192

 186

5.87

6.17

5.99

- actual
 197

 194

 173

6.34

6.23

5.57

per employee
- m2
/ - ft2
- target
4.53

4.52

4.50

48.72

48.64

48.45

- actual
4.15

4.15

3.86

44.68

44.68

41.59

FINANCIAL RESULTS (MILLION)
Gold income
279.4

235.3

873.8

27.1

28.0

100.4

Cost of sales
227.9

224.3

859.9

22.5

26.6

100.6

Cash operating costs
181.3

178.0

692.0

17.9

21.2

81.0

Other cash costs
1.2

1.2

5.1

0.1

0.1

0.6

Total cash costs
182.5

179.2

697.1

18.0

21.3

81.6

Retrenchment costs
1.9

1.9

8.2

0.2

0.2

1.0

Rehabilitation and other non-cash costs
0.5

0.9

1.5

-

0.1

0.2

Production costs
184.9

182.0

706.8

18.2

21.6

82.8

Amortisation of mining assets
48.3

42.3

154.8

4.8

5.0

17.9

Inventory change
(5.3)

-

(1.7)

(0.5)

-

(0.1)

Operating profit
51.5

11.0

13.9

4.6

1.4

(0.2)

Capital expenditure
100.3

51.6

261.1

9.5

6.2

29.4

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
ELANDSRAND MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

28

-

-

301

Milled - 000
- tonnes       / - tons
- reef
-

-

99

-

-

109

- waste
-

-

2

-

-

2

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

101

-

-

111

Yield
- g/t
/ - oz/t
- reef
-

-

6.24

-

-

0.182

- waste
-

-

1.00

-

-

0.029

- surface and dump reclamation
-

-

-

-

-

-

 - average
-

-

6.13

-

-

0.179

Gold produced
- kg
/ - oz 000
- reef
-

-

618

-

-

20

- waste
-

-

2

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

620

-

-

20

Gold sold
- kg
/ - oz 000            - total
-

-

623

-

-

20

Revenue
- R/kg
/ - $/oz
- sold
-

-

67,726

-

-

271

Total cash costs
- R
/ - $
- ton milled
-

-

554

-

-

65

- R/kg
/ - $/oz
- produced
-

-

90,300

-

-

362

Total production costs - R/kg
/ - $/oz
- produced
-

-

90,373

-

-

363

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

 134

-

-

4.31

- actual
-

-

 104

-

-

3.34

per employee
- m2
/ - ft2
- target
-

-

5.25

-

-

56.53

- actual
-

-

4.69

-

-

50.48

FINANCIAL RESULTS (MILLION)
Gold income
-

-

42.2

-

-

5.4

Cost of sales
-

-

56.2

-

-

7.2

Cash operating costs
-

-

55.5

-

-

7.2

Other cash costs
-

-

0.4

-

-

0.1

Total cash costs
-

-

55.9

-

-

7.2

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

55.9

-

-

7.2

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

0.3

-

-

-

Operating profit
-

-

(14.0)

-

-

(1.8)

Capital expenditure
-

-

12.0

-

-

1.5

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
DEELKRAAL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

9

-

-

93

Milled - 000
- tonnes        / - tons
- reef
-

-

55

-

-

61

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

55

-

-

61

Yield
- g/t
/ - oz/t
- reef
-

-

7.55

-

-

0.220

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
-

-

7.55

-

-

0.220

Gold produced
- kg
/ - oz 000
- reef
-

-

417

-

-

13

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

417

-

-

13

Gold sold
- kg
/ - oz 000             - total
-

-

419

-

-

13

Revenue
- R/kg
/ - $/oz
- sold
-

-

67,726

-

-

271

Total cash costs
- R
/ - $
- ton milled
-

-

625

-

-

73

- R/kg
/ - $/oz
- produced
-

-

82,790

-

-

331

Total production costs - R/kg
/ - $/oz
- produced
-

-

83,180

-

-

333

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

 140

-

-

4.50

- actual
-

-

 123

-

-

3.97

per employee
- m2
/ - ft2
- target
-

-

3.37

-

-

36.28

- actual
-

-

2.55

-

-

27.45

FINANCIAL RESULTS (MILLION)
Gold income
-

-

28.4

-

-

3.6

Cost of sales
-

-

34.8

-

-

4.4

Cash operating costs
-

-

34.3

-

-

4.4

Other cash costs
-

-

0.2

-

-

-

Total cash costs
-

-

34.5

-

-

4.4

Retrenchment costs
-

-

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

34.7

-

-

4.4

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

0.1

-

-

-

Operating profit
-

-

(6.4)

-

-

(0.8)

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes        / - tons
- reclamation from rehabilitation
-

13

16

-

14

18

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

42

-

-

46

 - total
-

13

58

-

14

64

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

0.76

1.78

-

0.022

0.052

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

0.60

-

-

0.018

 - average
-

0.76

0.94

-

0.022

0.027

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
0

10

29

0

0

1

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

25

-

-

1

 - total
0

10

54

0

0

2

Gold sold
- kg
/ - oz 000             - total
0

10

54

0

1

2

Revenue
- R/kg
/ - $/oz
- sold
-

-

67,726

-

-

271

Total cash costs*
- R
/ - $
- ton milled
-

-

4

-

-

-

- R/kg
/ - $/oz
- produced
-

-

2,817

-

-

13

Total production costs - R/kg
/ - $/oz
- produced
-

-

2,817

-

-

13

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
-

0.8

3.8

-

0.1

0.5

Cost of sales
-

-

0.2

-

-

-

Cash operating costs
-

-

0.2

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
-

-

0.2

-

-

-

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

0.2

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
-

0.8

3.6

-

0.1

0.5

Capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes       / - tons
1,292

1,383

4,992

1,424

1,524

5,503

Volume mined - 000
- bcm
/ - bcy
403

425

1,539

527

556

2,012

Stripping ratio
- t (mined - treated) / t treated
2.60

3.25

2.78

2.60

3.25

2.78

Treated - 000
- tonnes       / - tons
358

326

1,320

395

359

1,455

Yield
- g/t
/ - oz/t
2.02

1.95

2.04

0.059

0.057

0.060

Gold produced
- kg
/ - oz 000
723

636

2,694

23

20

87

Gold sold
- kg
/ - oz 000
723

636

2,694

23

20

87

Revenue
- R/kg
/ - $/oz
- sold
92,632

75,846

77,038

285

281

277

Total cash costs
- R/kg
/ - $/oz
- produced
46,068

48,868

45,101

142

181

164

Total production costs - R/kg
/ - $/oz
- produced
50,139

52,652

48,670

155

195

177

PRODUCTIVITY
per employee
- g
/ - oz
- target
 575

 600

 592

18.50

19.28

19.04

- actual
 688

 621

 648

22.11

19.95

20.83

FINANCIAL RESULTS (MILLION)
Gold income
67.0

48.3

207.6

6.6

5.8

24.0

Cost of sales
36.7

33.4

131.2

3.6

4.0

15.3

Cash operating costs
33.0

30.9

120.5

3.3

3.7

14.1

Other cash costs
0.3

0.2

1.1

-

-

0.1

Total cash costs
33.3

31.1

121.6

3.3

3.7

14.2

Rehabilitation and other non-cash costs
0.2

0.2

0.4

-

-

-

Production costs
33.5

31.3

122.0

3.3

3.7

14.2

Amortisation of mining assets
2.7

2.2

9.2

0.3

0.3

1.1

Inventory change
0.5

(0.1)

-

-

-

-

Operating profit
30.3

14.9

76.4

3.0

1.8

8.7

Capital expenditure
3.9

0.2

5.4

0.3

-

0.5

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes        / - tons
1,725

1,292

6,339

1,902

1,424

6,987

Volume mined - 000
- bcm
/ - bcy
922

713

3,504

1,207

933

4,583

Stripping ratio
- t (mined - treated) / t treated
2.46

1.50

2.13

2.46

1.50

2.13

Treated - 000
- tonnes        / - tons
499

518

2,025

550

571

2,232

Yield
- g/t
/ - oz/t
3.45

2.81

3.13

0.101

0.082

0.091

Gold produced
- kg
/ - oz 000
1,724

1,455

6,336

55

47

204

Gold sold
- kg
/ - oz 000
1,744

1,510

6,249

56

48

201

Revenue
- R/kg
/ - $/oz
- sold
103,309

80,391

84,679

317

298

303

Total cash costs
- R/kg
/ - $/oz
- produced
42,920

37,009

36,356

131

137

131

Total production costs - R/kg
/ - $/oz
- produced
63,430

55,702

54,393

193

206

196

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 756

2 069

2 306

88.60

66.51

74.15

- actual
2 576

2 203

2 391

82.83

70.82

76.88

FINANCIAL RESULTS (MILLION)
Gold income
180.2

121.3

529.2

17.8

14.5

61.0

Cost of sales
109.8

83.9

340.8

10.8

10.0

39.4

Cash operating costs
62.1

45.4

194.1

6.1

5.4

22.5

Other cash costs
11.8

8.5

36.2

1.2

1.0

4.2

Total cash costs
73.9

53.9

230.3

7.3

6.4

26.7

Rehabilitation and other non-cash costs
2.3

0.4

4.1

0.2

-

0.4

Production costs
76.2

54.3

234.4

7.5

6.4

27.1

Amortisation of mining assets
33.0

26.8

110.2

3.2

3.2

12.8

Inventory change
0.6

2.8

(3.8)

0.1

0.4

(0.5)

Operating profit
70.4

37.4

188.4

7.0

4.5

21.6

Capital expenditure
29.5

9.5

54.9

2.9

1.1

6.0

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes        / - tons
3,071

2,109

9,227

3,385

2,325

10,171

Volume mined - 000
- bcm
/ - bcy
1,428

976

4,383

1,868

1,277

5,733

Stripping ratio
- t (mined - treated) / t treated
8.90

6.00

7.08

8.90

6.00

7.08

Treated - 000
- tonnes       / - tons
310

301

1,142

342

332

1,259

Yield
- g/t
/ - oz/t
5.79

6.74

6.87

0.169

0.197

0.200

Gold produced
- kg
/ - oz 000
1,796

2,031

7,848

58

65

252

Gold sold
- kg
/ - oz 000
1,796

2,031

7,848

58

65

252

Revenue
- R/kg
/ - $/oz
- sold
91,532

75,163

75,596

277

278

273

Total cash costs
- R/kg
/ - $/oz
- produced
38,573

28,236

28,533

117

104

103

Total production costs - R/kg
/ - $/oz
- produced
63,085

48,304

49,201

192

179

177

PRODUCTIVITY
per employee
- g
/ - oz
- target
3 833

4 397

4 266

123.24

141.38

137.16

- actual
2 786

3 125

3 586

89.56

100.48

115.30

FINANCIAL RESULTS (MILLION)
Gold income
164.5

152.7

593.3

16.0

18.2

69.0

Cost of sales
110.6

99.3

383.7

10.7

11.8

44.6

Cash operating costs
58.0

46.8

183.1

5.7

5.6

21.1

Other cash costs
11.4

10.5

40.9

1.1

1.3

4.8

Total cash costs
69.4

57.3

224.0

6.8

6.9

25.9

Rehabilitation and other non-cash costs
0.5

0.4

1.7

-

-

0.2

Production costs
69.9

57.7

225.7

6.8

6.9

26.1

Amortisation of mining assets
43.6

40.4

160.6

4.2

4.8

18.7

Inventory change
(2.9)

1.2

(2.6)

(0.3)

0.1

(0.2)

Operating profit
53.9

53.4

209.6

5.3

6.4

24.4

Capital expenditure
28.7

22.5

99.9

2.6

2.8

11.4

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes       / - tons
4,296

4,242

15,860

4,736

4,676

17,482

Volume mined - 000
- bcm
/ - bcy
1,665

1,644

6,162

2,177

2,150

8,061

Stripping ratio
- t (mined - treated) / t treated
6.20

6.95

5.92

6.20

6.95

5.92

Treated - 000
- tonnes        / - tons
596

534

2,291

657

588

2,525

Yield
- g/t
/ - oz/t
3.60

4.17

3.70

0.105

0.122

0.108

Gold produced
- kg
/ - oz 000
2,148

2,225

8,485

69

72

273

Gold sold
- kg
/ - oz 000
2,148

2,225

8,485

69

72

273

Revenue
- R/kg
/ - $/oz
- sold
97,915

77,675

81,200

294

287

291

Total cash costs
- R/kg
/ - $/oz
- produced
53,944

40,461

41,123

163

150

147

Total production costs - R/kg
/ - $/oz
- produced
60,099

56,429

53,428

186

209

194

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 395

1 986

1 989

77.00

63.85

63.94

- actual
1 889

1 800

1 916

60.72

57.87

61.59

FINANCIAL RESULTS (MILLION)
Gold income
210.3

172.9

688.9

20.3

20.6

79.4

Cost of sales
127.8

126.2

464.8

12.7

15.0

54.4

Cash operating costs
107.3

83.3

322.5

10.5

9.9

37.0

Other cash costs
8.5

6.8

26.5

0.8

0.8

3.0

Total cash costs
115.8

90.1

349.0

11.3

10.7

40.0

Rehabilitation and other non-cash costs
1.5

3.6

5.0

0.1

0.4

0.6

Production costs
117.3

93.7

354.0

11.4

11.1

40.6

Amortisation of mining assets
11.7

32.0

99.4

1.4

3.8

12.3

Inventory change
(1.2)

0.5

11.4

(0.1)

0.1

1.5

Operating profit
82.5

46.7

224.1

7.6

5.6

25.0

Capital expenditure
(10.9)

35.8

62.3

(1.1)

4.3

7.9

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes        / - tons
1,558

1,352

2,911

1,718

1,491

3,209

Volume mined - 000
- bcm
/ - bcy
741

666

1,407

969

872

1,841

Stripping ratio
- t (mined - treated) / t treated
4.92

4.97

4.95

4.92

4.97

4.95

Treated - 000
- tonnes        / - tons
263

226

490

290

250

540

Yield
- g/t
/ - oz/t
3.28

3.38

3.33

0.096

0.099

0.097

Gold produced
- kg
/ - oz 000
863

766

1,629

28

25

52

Gold sold
- kg
/ - oz 000
892

958

1,850

29

31

59

Revenue
- R/kg
/ - $/oz
- sold
91,564

73,511

82,216

278

274

276

Total cash costs
- R/kg
/ - $/oz
- produced
50,163

39,359

45,083

151

146

149

Total production costs - R/kg
/ - $/oz
- produced
72,468

53,102

63,362

216

197

207

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 709

1 819

1 992

87.10

58.49

64.05

- actual
1 905

1 698

1 802

61.26

54.61

57.94

FINANCIAL RESULTS (MILLION)
Gold income
81.7

70.4

152.1

8.0

8.4

16.4

Cost of sales
63.5

47.6

111.1

6.2

5.6

11.8

Cash operating costs
37.3

25.2

62.5

3.6

3.0

6.6

Other cash costs
6.0

5.0

10.9

0.6

0.6

1.2

Total cash costs
43.3

30.2

73.4

4.2

3.6

7.8

Rehabilitation and other non-cash costs
2.9

0.2

3.2

0.3

-

0.3

Production costs
46.2

30.4

76.6

4.5

3.6

8.1

Amortisation of mining assets
16.3

10.3

26.6

1.6

1.2

2.8

Inventory change
1.0

6.9

7.9

0.1

0.8

0.9

Operating profit
18.2

22.8

41.0

1.8

2.8

4.6

Capital expenditure
13.4

1.0

64.7

0.8

0.1

7.3

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes        / - tons
-

-

-

-

-

-

Treated - 000
- tonnes        / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
8,963

7,990

31,212

9,880

8,807

34,405

Stripping ratio
- t (mined - treated) / t treated
2.69

2.04

1.77

2.69

2.04

1.77

Treated - 000
- tonnes / - tons
2,429

2,630

11,259

2,678

2,899

12,411

Gold in ore
- kg
/ - oz 000
2,937

3,232

12,909

94

104

415

Yield
- g/t
/ - oz/t
0.58

0.72

0.59

0.017

0.021

0.017

Gold produced
- kg
/ - oz 000
1,401

1,899

6,656

45

61

214

Total
Yield
- g/t
/ - oz/t
0.58

0.72

0.59

0.017

0.021

0.017

Gold produced
- kg
/ - oz 000
1,401

1,899

6,656

45

61

214

Gold sold
- kg
/ - oz 000
1,401

1,899

6,656

45

61

214

Revenue
- R/kg
/ - $/oz
- sold
115,374

85,872

90,048

348

318

326

Total cash costs
- R/kg
/ - $/oz
- produced
69,780

52,099

51,837

212

193

187

Total production costs - R/kg
/ - $/oz
- produced
102,678

76,005

76,845

312

281

277

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,393

2,412

2,261

76.95

77.56

72.69

- actual
1,666

2,255

1,997

53.57

72.51

64.21

FINANCIAL RESULTS (MILLION)
Gold income
161.7

163.1

599.4

15.7

19.4

69.7

Cost of sales
143.8

144.4

511.5

14.0

17.1

59.3

Cash operating costs
139.4

112.1

452.8

13.6

13.3

52.3

Other cash costs
-

-

-

-

-

-

Total cash costs
139.4

112.1

452.8

13.6

13.3

52.3

Rehabilitation and other non-cash costs
(10.9)

(0.7)

(22.8)

(1.0)

(0.1)

(2.6)

Production costs
128.5

111.4

430.0

12.6

13.2

49.7

Amortisation of mining assets
57.0

46.1

189.3

5.5

5.5

21.9

Inventory change
(41.7)

(13.1)

(107.8)

(4.1)

(1.6)

(12.3)

Operating profit
17.9

18.7

87.9

1.7

2.3

10.4

Capital expenditure
339.0

166.4

745.5

32.3

19.8

82.2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes        / - tons
257

311

1,185

283

343

1,306

Treated - 000
- tonnes        / - tons
215

255

933

237

281

1,028

Gold in ore
- kg
/ - oz 000
2,490

1,738

7,414

80

56

238

Yield
- g/t
/ - oz/t
8.86

8.99

9.41

0.259

0.262

0.274

Gold produced
- kg
/ - oz 000
1,906

2,289

8,780

61

74

282

Open-pit Operations
Mined
- tonnes / - tons
- 000
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated
- tonnes / - tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
8.86

8.99

9.41

0.259

0.262

0.274

Gold produced
- kg
/ - oz 000
1,906

2,290

8,780

61

74

282

Gold sold
- kg
/ - oz 000
1,906

2,290

8,780

61

73

282

Revenue
- R/kg
/ - $/oz
- sold
108,630

85,683

88,548

335

318

323

Total cash costs
- R/kg
/ - $/oz
- produced
80,818

54,108

61,555

248

200

223

Total production costs - R/kg
/ - $/oz
- produced
110,878

70,222

81,580

341

260

296

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,751

2,714

2,637

88.46

87.26

84.79

- actual
2,223

2,712

2,539

71.47

87.18

81.63

FINANCIAL RESULTS (MILLION)
Gold income
206.1

196.1

776.9

20.5

23.4

91.2

Cost of sales
211.0

166.1

718.1

21.0

19.7

83.6

Cash operating costs
154.1

123.9

540.4

15.2

14.7

63.0

Other cash costs
-

-

-

-

-

-

Total cash costs
154.1

123.9

540.4

15.2

14.7

63.0

Rehabilitation and other non-cash costs
4.7

3.0

12.9

0.5

0.4

1.5

Production costs
158.8

126.9

553.3

15.7

15.1

64.5

Amortisation of mining assets
52.6

33.9

162.9

5.3

4.0

18.9

Inventory change
(0.4)

5.3

1.9

-

0.6

0.2

Operating profit
(4.9)

30.0

58.8

(0.5)

3.7

7.6

Capital expenditure
18.9

25.0

90.1

1.8

3.0

10.6

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes        / - tons
221

221

888

243

244

979

Treated - 000
- tonnes        / - tons
225

218

890

248

241

982

Gold in ore
- kg
/ - oz 000
1,780

1,670

6,660

57

54

214

Yield
- g/t
/ - oz/t
7.30

7.14

6.97

0.213

0.208

0.203

Gold produced
- kg
/ - oz 000
1,645

1,558

6,208

53

50

200

Open-pit Operations
Mined - 000
- tonnes / - tons
218

238

944

241

263

1,040

Stripping ratio
- t (mined - treated) / t treated
6.63

8.97

9.34

6.63

8.97

9.34

Treated - 000
- tonnes / - tons
29

24

91

32

26

101

Gold in ore
- kg
/ - oz 000
100

89

323

3

3

10

Yield
- g/t
/ - oz/t
3.31

3.49

3.32

0.097

0.102

0.097

Gold produced
- kg
/ - oz 000
95

83

303

3

3

10

Total
Yield
- g/t
/ - oz/t
6.85

6.78

6.63

0.200

0.198

0.193

Gold produced
- kg
/ - oz 000
1,740

1,642

6,511

56

53

209

Gold sold
- kg
/ - oz 000
1,798

1,722

6,892

57

56

221

Revenue
- R/kg
/ - $/oz
- sold
109,488

85,590

89,987

333

318

323

Total cash costs
- R/kg
/ - $/oz
- produced
39,884

32,493

35,351

121

121

127

Total production costs - R/kg
/ - $/oz
- produced
73,664

48,891

55,628

218

181

197

PRODUCTIVITY
per employee
- g
/ - oz
- target
391

418

389

12.59

13.44

12.51

- actual
396

381

380

12.72

12.25

12.21

FINANCIAL RESULTS (MILLION)
Gold income
196.9

147.4

620.2

19.2

17.6

71.6

Cost of sales
131.3

98.1

389.9

12.7

11.6

44.4

Cash operating costs
67.8

52.1

225.4

6.6

6.2

26.1

Other cash costs
1.6

1.2

4.8

0.2

0.1

0.5

Total cash costs
69.4

53.3

230.2

6.8

6.3

26.6

Rehabilitation and other non-cash costs
27.1

1.8

32.1

2.4

0.2

3.0

Production costs
96.5

55.1

262.3

9.2

6.5

29.6

Amortisation of mining assets
31.7

25.1

99.9

3.1

3.0

11.5

Inventory change
3.1

17.9

27.7

0.4

2.1

3.3

Operating profit
65.6

49.3

230.3

6.5

6.0

27.2

Capital expenditure
20.5

25.0

84.4

2.0

3.0

9.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes        / - tons
93

91

363

102

100

400

Treated - 000
- tonnes        / - tons
93

93

370

103

102

408

Gold in ore
- kg
/ - oz 000
745

824

3,148

24

26

101

Yield
- g/t
/ - oz/t
7.53

8.46

8.08

0.220

0.247

0.236

Gold produced
- kg
/ - oz 000
704

784

2,991

22

25

96

Open-pit Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
7.53

8.46

8.08

0.220

0.247

0.236

Gold produced
- kg
/ - oz 000
704

784

2,991

22

25

96

Gold sold
- kg
/ - oz 000
710

784

3,044

23

26

98

Revenue
- R/kg
/ - $/oz
- sold
108,352

85,495

88,939

331

318

323

Total cash costs
- R/kg
/ - $/oz
- produced
36,621

27,005

29,729

111

100

107

Total production costs - R/kg
/ - $/oz
- produced
55,620

41,784

45,781

169

155

166

PRODUCTIVITY
per employee
- g
/ - oz
- target
879

958

929

28.27

30.79

29.86

- actual
895

1,003

953

28.78

32.26

30.63

FINANCIAL RESULTS (MILLION)
Gold income
76.9

67.1

270.8

7.6

8.0

31.6

Cost of sales
37.9

33.1

137.9

3.7

4.0

16.1

Cash operating costs
24.7

20.2

85.1

2.4

2.4

9.9

Other cash costs
1.0

1.0

3.8

0.1

0.1

0.4

Total cash costs
25.7

21.2

88.9

2.5

2.5

10.3

Rehabilitation and other non-cash costs
(1.0)

0.5

0.7

(0.1)

0.1

0.1

Production costs
24.7

21.7

89.6

2.4

2.6

10.4

Amortisation of mining assets
14.3

11.0

47.3

1.4

1.3

5.5

Inventory change
(1.1)

0.4

1.0

(0.1)

0.1

0.2

Operating profit
39.0

34.0

132.9

3.9

4.0

15.5

Capital expenditure
6.8

9.3

25.3

0.7

1.1

2.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes       / - tons
-

-

-

-

-

-

Treated - 000
- tonnes       / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
1,455

1,431

5,543

1,604

1,577

6,110

Stripping ratio
- t (mined - treated) / t treated
12.37

13.58

12.85

12.37

13.58

12.85

Treated - 000
- tonnes / - tons
109

98

400

120

108

441

Gold in ore
- kg
/ - oz 000
1,200

1,115

4,369

39

36

140

Yield
- g/t
/ - oz/t
10.62

10.89

10.51

0.310

0.318

0.307

Gold produced
- kg
/ - oz 000
1,155

1,068

4,207

38

34

136

Total
Yield
- g/t
/ - oz/t
10.62

10.89

10.51

0.310

0.318

0.307

Gold produced
- kg
/ - oz 000
1,155

1,068

4,207

38

34

136

Gold sold
- kg
/ - oz 000
1,161

1,018

4,165

38

32

134

Revenue
- R/kg
/ - $/oz
- sold
99,783

78,556

82,597

301

290

295

Total cash costs
- R/kg
/ - $/oz
- produced
41,366

31,775

36,799

126

118

133

Total production costs - R/kg
/ - $/oz
- produced
66,739

51,759

60,295

204

192

218

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,709

1,692

1,585

54.95

54.41

50.96

- actual
2,128

1,893

1,947

68.41

60.88

62.61

FINANCIAL RESULTS (MILLION)
Gold income
133.0

90.4

381.1

12.9

10.7

43.6

Cost of sales
75.8

56.7

254.2

7.5

6.7

29.5

Cash operating costs
39.5

27.9

130.3

3.9

3.3

15.1

Other cash costs
8.3

6.0

24.5

0.8

0.7

2.8

Total cash costs
47.8

33.9

154.8

4.7

4.0

17.9

Rehabilitation and other non-cash costs
(4.8)

2.1

0.7

(0.4)

0.2

0.3

Production costs
43.0

36.0

155.5

4.3

4.2

18.2

Amortisation of mining assets
34.2

19.3

98.2

3.3

2.3

11.2

Inventory change
(1.4)

1.4

0.5

(0.1)

0.2

0.1

Operating profit
57.2

33.7

126.9

5.4

4.0

14.1

Capital expenditure
5.4

7.6

38.4

0.5

0.9

4.6

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
4,466

5,827

20,185

5,842

7,623

26,403

Treated - 000
- tonnes       / - tons
761

712

2,412

838

785

2,658

Yield
- g/t
/ - oz/t
3.13

3.36

3.81

0.091

0.098

0.111

Gold produced
- kg
/ - oz 000
2,378

2,393

9,177

76

77

295

Gold sold
- kg
/ - oz 000
2,345

2,222

8,912

75

71

287

Revenue
- R/kg
/ - $/oz
- sold
108,987

87,144

87,560

324

321

311

Total cash costs
- R/kg
/ - $/oz
- produced
53,367

46,048

42,916

162

170

153

Total production costs - R/kg
/ - $/oz
- produced
68,677

58,494

56,193

209

216

201

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,945

2,545

2,451

94.69

81.82

78.82

- actual
2,624

2,698

2,591

84.37

86.75

83.30

FINANCIAL RESULTS (MILLION)
Gold income
255.5

193.7

780.4

24.4

22.9

89.1

Cost of sales
187.9

154.3

555.6

18.5

18.4

63.7

Cash operating costs
121.7

92.3

324.2

11.9

11.0

36.8

Other cash costs
5.2

17.9

69.6

0.5

2.1

8.5

Total cash costs
126.9

110.2

393.8

12.4

13.1

45.3

Rehabilitation and other non-cash costs
1.9

1.6

6.2

0.2

0.2

0.7

Production costs
128.8

111.8

400.0

12.6

13.3

46.0

Amortisation of mining assets
34.5

28.2

115.6

3.4

3.4

13.4

Inventory change
24.6

14.3

40.0

2.5

1.7

4.3

Operating profit
67.6

39.4

224.8

5.9

4.5

25.4

Capital expenditure
28.1

91.8

310.5

2.8

11.0

37.9

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes       / - tons
486

735

2,640

536

811

2,911

Yield
- g/t
/ - oz/t
1.09

0.92

0.92

0.032

0.027

0.027

Gold produced
- kg
/ - oz 000
531

679

2,425

17

22

78

Gold sold
- kg
/ - oz 000
614

673

2,465

20

22

79

Revenue
- R/kg
/ - $/oz
- sold
102,352

86,472

84,880

312

319

305

Total cash costs
- R/kg
/ - $/oz
- produced
49,985

47,472

51,119

161

176

190

Total production costs - R/kg
/ - $/oz
- produced
56,176

48,678

57,475

179

181

213

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,176

1,465

1,574

37.80

47.11

50.62

- actual
2,025

1,691

1,553

65.09

54.37

49.94

FINANCIAL RESULTS (MILLION)
Gold income
62.8

58.2

209.2

6.1

6.9

24.2

Cost of sales
41.1

38.7

157.0

4.0

4.6

18.5

Cash operating costs
25.3

31.0

119.5

2.6

3.7

14.3

Other cash costs
1.2

1.2

4.5

0.1

0.1

0.5

Total cash costs
26.5

32.2

124.0

2.7

3.8

14.8

Rehabilitation and other non-cash costs
1.8

-

1.8

0.2

-

0.2

Production costs
28.3

32.2

125.8

2.9

3.8

15.0

Amortisation of mining assets
1.4

0.8

13.6

0.1

0.1

1.7

Inventory change
11.4

5.7

17.6

1.0

0.7

1.8

Operating profit
21.7

19.5

52.2

2.1

2.3

5.7

Capital expenditure
2.0

-

5.6

0.1

-

0.6

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
TANAMI - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
-

25

760

-

33

994

Treated - 000
- tonnes       / - tons
-

153

370

-

169

408

Yield
- g/t
/ - oz/t
-

1.25

1.81

-

0.036

0.053

Gold produced
- kg
/ - oz 000
26

191

669

-

6

21

Gold sold
- kg
/ - oz 000
25

188

659

1

6

21

Revenue
- R/kg
/ - $/oz
- sold
84,377

85,137

78,390

283

315

300

Total cash costs
- R/kg
/ - $/oz
- produced
-

64,301

70,894

-

239

278

Total production costs - R/kg
/ - $/oz
- produced
67,499

84,277

86,105

214

314

332

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,314

1,583

1,443

42.23

50.90

46.41

- actual
1,257

1,396

1,055

40.40

44.89

33.91

FINANCIAL RESULTS (MILLION)
Gold income
2.1

16.0

51.6

0.2

1.9

6.4

Cost of sales
8.2

17.9

63.6

0.9

2.1

7.6

Cash operating costs
(1.2)

11.9

46.3

(0.1)

1.4

5.8

Other cash costs
(0.1)

0.4

1.1

-

-

0.1

Total cash costs
(1.3)

12.3

47.4

(0.1)

1.4

5.9

Rehabilitation and other non-cash costs
1.7

2.4

4.1

0.2

0.3

0.4

Production costs
0.4

14.7

51.5

0.1

1.7

6.3

Amortisation of mining assets
1.3

1.5

6.1

0.1

0.2

0.7

Inventory change
6.5

1.7

6.0

0.7

0.2

0.6

Operating profit
(6.1)

(1.9)

(12.0)

(0.7)

(0.2)

(1.2)

Capital expenditure
1.5

-

3.4

0.2

-

0.4

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
1,128

1,317

4,565

1,475

1,723

5,971

Treated - 000
- tonnes        / - tons
606

674

2,602

668

743

2,869

Yield
- g/t
/ - oz/t
1.53

1.36

1.36

0.046

0.038

0.040

Gold produced
- kg
/ - oz 000
928

915

3,548

31

29

114

Gold sold
- kg
/ - oz 000
973

898

3,552

31

29

114

Revenue
- R/kg
/ - $/oz
- sold
107,072

85,446

86,584

320

316

307

Total cash costs
- R/kg
/ - $/oz
- produced
78,059

62,595

64,208

237

232

230

Total production costs - R/kg
/ - $/oz
- produced
93,185

69,870

74,426

283

259

267

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,866

2,585

2,313

92.13

83.12

74.37

- actual
1,883

1,824

1,795

60.56

58.65

57.70

FINANCIAL RESULTS (MILLION)
Gold income
104.2

76.8

307.6

10.0

9.1

35.1

Cost of sales
89.3

61.3

284.7

8.6

7.3

32.8

Cash operating costs
72.5

55.4

229.0

7.1

6.6

26.4

Other cash costs
-

1.8

(1.2)

-

0.2

(0.2)

Total cash costs
72.5

57.2

227.8

7.1

6.8

26.2

Rehabilitation costs
1.5

0.8

5.0

0.1

0.1

0.6

Production costs
74.0

58.0

232.8

7.2

6.9

26.8

Amortisation of mining assets
12.5

5.9

31.3

1.2

0.7

3.6

Inventory change
2.8

(2.6)

20.6

0.2

(0.3)

2.4

Operating profit
14.9

15.5

22.9

1.4

1.8

2.3

Capital expenditure
-

1.7

1.8

-

0.2

0.3

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2001
2001
2001
2001
2001
2001
BROCKS CREEK
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes        / - tons
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Gold sold
- kg
/ - oz 000
-

-

-

-

-

-

Revenue
- R/kg
/ - $/oz
- sold
-

-

-

-

-

-

Total cash costs
- R/kg
/ - $/oz
- produced
-

-

-

-

-

-

Total production costs - R/kg
/ - $/oz
- produced
-

-

-

-

-

-

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
-

-

-

-

-

-

Cost of sales
(0.1)

0.5

0.5

-

0.1

0.1

Cash operating costs
(0.1)

0.5

0.5

-

0.1

0.1

Other cash costs
-

-

-

-

-

-

Total cash costs
(0.1)

0.5

0.5

-

0.1

0.1

Rehabilitation costs
-

-

-

-

-

-

Production costs
(0.1)

0.5

0.5

-

0.1

0.1

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
0.1

(0.5)

(0.5)

-

(0.1)

(0.1)

Capital expenditure
-

-

0.2

-

-

-

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
           Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung
#
A W Lea
(Alternate: P G Whitcutt)
T J Motlatsi
W A Nairn
(Alternate: A H Calver*)
J Ogilvie Thompson
N F Oppenheimer
A J Trahar
* British
#
American
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011
United States of America
Telephone: +1 646 885 3294
Fax: +1 646 885 3043
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
4
th
 Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth WA 6000
(PO Box Z5046, Perth WA6831)
Australia
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary